Exhibit 99.1

GERDAU S.A.

Consolidated financial statements

as of December 31, 2010 and 2009

and for each of the three years in the period

ended December 31, 2010

and reports of independent registered public accounting firms prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated statements of financial position of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Porto Alegre, Brazil
March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over Financial Reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Porto Alegre, Brazil
March 18, 2011

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over Financial Reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.The Company’s internal control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2010	2009
CURRENT ASSETS
Cash and cash equivalents	4	1,061,034	2,091,944
Short-term investments
Held for Trading	5	1,105,902	2,619,418
Available for sale	5	9,559	58,296
Trade accounts receivable	6	3,153,027	2,585,709
Inventories	7	6,797,785	5,751,593
Tax credits	8	586,056	788,564
Unrealized gains on derivatives	16	783	5,737
Other current assets		231,798	263,425
		12,945,944	14,164,686

NON-CURRENT ASSETS
Available for sale securities	5	26,797	49,690
Tax credits	8	401,222	484,434
Deferred income taxes	9	1,579,011	1,347,036
Unrealized gains on derivatives	16	5,529	14,297
Judicial deposits	18	493,502	324,678
Other non-current assets		212,180	314,348
Prepaid pension cost	20	437,072	516,360
Investments in associates and jointly-controlled entities	11	1,264,520	1,199,910
Other investments	11	19,002	19,635
Goodwill	12	8,158,098	8,424,341
Other Intangibles	13	1,176,823	992,800
Property, plant and equipment, net	10	16,171,560	16,731,101
		29,945,316	30,418,630

TOTAL ASSETS		42,891,260	44,583,316

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2010	2009
CURRENT LIABILITIES
Trade accounts payable		1,783,274	1,705,058
Short-term debt	14	1,577,968	1,356,781
Debentures	15	115,069	—
Taxes payable	17	524,967	675,681
Payroll and related liabilities		475,237	354,518
Dividends payable	22	90,289	365,811
Unrealized losses on derivatives	16	—	2,483
Environmental liabilities	21	29,191	9,835
Other current liabilities		425,905	348,354
		5,021,900	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	14	12,360,056	12,563,155
Debentures	15	616,902	600,979
Deferred income taxes	9	2,270,849	2,273,759
Unrealized losses on derivatives	16	92,476	90,377
Provision for tax, civil and labor liabilities	18	645,375	447,171
Environmental liabilities	21	42,902	66,642
Employee benefits	20	834,471	961,300
Put options on non-controlling interest	16-f	516,706	518,096
Other non-current liabilities		342,008	238,523
		17,721,745	17,760,002

EQUITY	22
Capital		15,651,352	14,184,805
Treasury stocks		(161,405)	(124,685)
Legal reserve		307,329	200,205
Stock Option		22,700	9,018
Other reserves		(1,884,002)	(1,339,915)
Retained earnings		5,534,468	5,578,045
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		19,470,442	18,507,473

NON-CONTROLLING INTERESTS		677,173	3,497,320

EQUITY		20,147,615	22,004,793

TOTAL LIABILITIES AND EQUITY		42,891,260	44,583,316

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2010	2009	2008

NET SALES	24	31,393,209	26,540,050	41,907,845
Cost of sales	29	(25,873,476)	(22,305,550)	(31,228,035)
GROSS PROFIT		5,519,733	4,234,500	10,679,810
Selling expenses	29	(551,547)	(429,612)	(479,551)
General and administrative expenses	29	(1,805,914)	(1,714,494)	(2,284,857)
Reversal (Impairment) of assets	28	336,346	(1,072,190)	—
Restructuring costs	29	—	(150,707)	—
Other operating income		207,320	190,157	205,676
Other operating expenses		(100,840)	(101,810)	(116,064)
Equity in earnings of unconsolidated companies		39,454	(108,957)	122,808
INCOME BEFORE FINANCIAL INCOME(EXPENSES) AND TAXES		3,644,552	846,887	8,127,822
Financial income	30	295,563	436,236	484,046
Financial expenses	30	(1,097,633)	(1,286,368)	(1,620,782)
Exchange variations, net	30	104,364	1,060,883	(1,035,576)
Gain and losses on derivatives, net	30	12,392	(26,178)	(62,396)
INCOME BEFORE TAXES		2,959,238	1,031,460	5,893,114
Income and social contribution taxes
Current	9	(642,306)	(303,272)	(1,423,660)
Deferred	9	140,447	276,320	475,444

NET INCOME		2,457,379	1,004,508	4,944,898
ATTRIBUTABLE TO:
Owners of the parent		2,142,488	1,121,966	3,940,505
Non-controlling interests		314,891	(117,458)	1,004,393
		2,457,379	1,004,508	4,944,898

Basic earnings per share - preferred and common	23	1.50	0.79	2.83

Diluted earnings per share - preferred and common	23	1.50	0.79	2.83

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

		2010		2009		2008
Net income for the year		2,457,379		1,004,508		4,944,898
Other comprehensive income
Net unrealized (Losses) Gains on defined benefit pension plan, gross of tax of R$ (81,813), R$ 6,565 and R$ (265,763), respectively		(259,637)		16,244		(694,623)
Cumulative translation difference		(631,196)		(4,559,004)		3,470,982
Unrealized Gains (Losses) on net investment hedge		130,750		893,700		(634,050)
Cash flow hedges
Unrealized (Losses) Gains, gross of tax of R$ (24,545), R$ 69,745 and R$ (58,303), respectively	(75,532)		257,537		(213,488)
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 13,226 and R$ (16,188), respectively	47,217	(28,315)	(55,729)	201,808	—	(213,488)
Unrealized Gains (Losses) on available for sale securities, gross of tax of R$ 392, R$ 5,929 and R$ (14,454), respectively		1,153		17,966		(43,799)
Income tax relating to components of other comprehensive income		92,740		(66,051)		338,520

Total comprehensive income (loss) for the year, net of tax		1,762,874		(2,490,829)		7,168,440

Total comprehensive income (loss) attributable to:		1,427,440		(1,295,269)		5,765,374
Owners of the parent		335,434		(1,195,560)		1,403,066
Non-controlling interests		1,762,874		(2,490,829)		7,168,440

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2010, 2009 and 2008

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
						Other reserves
						Gains and
						losses on	Gains and	Gains and
						available for	losses on net	losses on	Cumulative
		Treasury		Stock	Retained	sale	investment	cash flow	translation	Total parent	Non-controlling	Total
	Capital	stocks	Legal reserve	options	earnings	securities	hedge	hedges	difference	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2008	7,810,453	(106,667)	278,713	17,651	5,815,481	13,723	—	—	(1,049,333)	12,780,021	3,943,187	16,723,208
2008 Changes in Equity
Net income	—	—	—	—	3,940,505	—	—	—	—	3,940,505	1,004,393	4,944,898
Other comprehensive income recognized in the year	—	—	—	—	(328,168)	(23,175)	(634,050)	(117,063)	2,927,325	1,824,869	398,673	2,223,542
Total comprehensive income recognized in the year	—	—	—	—	3,612,337	(23,175)	(634,050)	(117,063)	2,927,325	5,765,374	1,403,066	7,168,440
Capital increase by issuance of shares	2,885,058	—	—	—	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase by capitalization of reserves	3,489,294	—	(273,525)	—	(3,215,769)	—	—	—	—	—	—	—
Stock option expenses recognized in the year	—	—	—	7,545	—	—	—	—	—	7,545	—	7,545
Stock option exercised during the year	—	34,106	—	(23,770)	—	—	—	—	—	10,336	—	10,336
Dividends/interest on capital	—	—	—	—	(1,240,902)	—	—	—	—	(1,240,902)	(271,481)	(1,512,383)
Destinations proposed to the general assembly	—	—	138,874	—	(138,874)	—	—	—	—	—	—	—
Non-controlling interest over fair value allocation	—	—	—	—	—	—	—	—	—	—	(15,516)	(15,516)
Non-controlling interest on consolidated entities	—	—	—	—	9,329	—	—	—	—	9,329	(424,394)	(415,065)
Put options	—	—	—	—	—	—	—	—	—	—	242,214	242,214
Treasury stocks	—	(50,259)	—	—	—	—	—	—	—	(50,259)	—	(50,259)
Balance as of December 31, 2008	14,184,805	(122,820)	144,062	1,426	4,841,602	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Net income	—	—	—	—	1,121,966	—	—	—	—	1,121,966	(117,458)	1,004,508
Other comprehensive income recognized in the year	—	—	—	—	40,107	11,404	893,700	94,916	(3,457,362)	(2,417,235)	(1,078,102)	(3,495,337)
Total comprehensive income recognized in the year	—	—	—	—	1,162,073	11,404	893,700	94,916	(3,457,362)	(1,295,269)	(1,195,560)	(2,490,829)
Stock option expenses recognized in the year	—	—	—	10,001	—	—	—	—	—	10,001	—	10,001
Stock option exercised during the year	—	11,054	—	(2,409)	—	—	—	—	—	8,645	—	8,645
Gain in treasury stock sellings	—	—	—	—	782	—	—	—	—	782	—	782
Dividends/interest on capital	—	—	—	—	(419,066)	—	—	—	—	(419,066)	(186,237)	(605,303)
Destinations proposed to the general assembly	—	—	56,143	—	(56,143)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	17,533	—	—	—	—	17,533	(31,363)	(13,830)
Effect of the IAS 29 (Financial Reporting in Hyperinflationary Economies) adoption	—	—	—	—	31,264	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	32,792	32,792
Treasury stocks	—	(12,919)	—	—	—	—	—	—	—	(12,919)	—	(12,919)
Balance as of December 31, 2009	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income	—	—	—	—	2,142,488	—	—	—	—	2,142,488	314,891	2,457,379
Other comprehensive income recognized in the year	—	—	—	—	(170,961)	754	130,750	(11,586)	(664,005)	(715,048)	20,543	(694,505)
Total comprehensive income recognized in the year	—	—	—	—	1,971,527	754	130,750	(11,586)	(664,005)	1,427,440	335,434	1,762,874
Capital increase by issuance of shares (note 3.5)	1,466,547	—	—	—	—	—	—	—	—	1,466,547	—	1,466,547
Effects of interest increase in subsidiaries	—	—	—	—	(1,734,517)	—	—	—	—	(1,734,517)	(3,084,172)	(4,818,689)
Fair value adjustment on issuance of shares	—	—	—	—	443,173	—	—	—	—	443,173	—	443,173
Stock option expenses recognized in the year	—	—	—	15,667	—	—	—	—	—	15,667	—	15,667
Losses in treasury stock sellings	—	—	—	—	(994)	—	—	—	—	(994)	—	(994)
Stock option exercised during the year	—	22,527	—	(1,985)	—	—	—	—	—	20,542	—	20,542
Dividends/interest on capital	—	—	—	—	(629,692)	—	—	—	—	(629,692)	(134,369)	(764,061)
Destinations proposed to the general assembly	—	—	107,124	—	(107,124)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	14,050	—	—	—	—	14,050	41,996	56,046
Put options	—	—	—	—	—	—	—	—	—	—	20,964	20,964
Treasury stocks	—	(59,247)	—	—	—	—	—	—	—	(59,247)	—	(59,247)
Balance as of December 31, 2010	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2010	2009	2008

Cash flows from operating activities
Net income for the year		2,457,379	1,004,508	4,944,898
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	1,893,074	1,745,319	1,896,076
(Reversal) Impairment of assets	29	(336,346)	1,072,190	—
Restructuring costs	29	—	150,707	—
Equity in earnings of unconsolidated companies	11	(39,454)	108,957	(122,808)
Exchange variation, net	30	(104,364)	(1,060,883)	1,035,576
(Gains) / Losses on derivatives, net		(12,392)	26,178	62,396
Post-employment benefits	20	82,611	33,995	130,976
Stock based remuneration		18,629	22,380	7,545
Income tax	9	501,859	26,952	948,216
(Gain) / Loss on disposal of property, plant and equipment and investments		(20,532)	116,989	72,782
Provision for losses on available for sale securities		—	—	140,166
Allowance for doubtful accounts		16,018	57,971	25,613
Provision (reversal) for tax, labor and civil claims		199,092	(15,886)	(13,120)
Interest income and other financial incomes		(174,622)	(346,531)	(244,501)
Interest expense	30	919,594	992,693	1,151,253
Provision for net realisable value adjustment in inventory	7	50,526	36,459	289,850
Reversal of net realisable value adjustment in inventory	7	(50,634)	(196,981)	(33,393)
		5,400,438	3,775,017	10,291,525
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable		(660,891)	1,449,678	1,065,076
(Increase) Decrease in inventories		(1,160,419)	3,766,059	(2,489,882)
Increase (Decrease) in trade accounts payable		110,358	(1,731,878)	(2,215,810)
Decrease (Increase) in other receivables		176,403	(148,962)	(427,162)
(Decrease) Increase in other payables		(168,962)	203,038	197,636
Distributions from joint-controlled entities		68,647	41,887	68,095
Purchases of trading securities		(712,204)	(1,283,438)	(6,739,256)
Proceeds from maturities and sales of trading securities		2,423,597	1,642,383	6,751,527
Cash provided by operating activities		5,476,967	7,713,784	6,501,749

Interest paid on loans and financing		(796,799)	(1,026,893)	(970,986)
Income and social contribution taxes paid		(541,048)	(336,299)	(1,895,419)
Net cash provided by operating activities		4,139,120	6,350,592	3,635,344

Cash flows from investing activities
Additions to property, plant and equipment	10	(1,288,769)	(1,377,776)	(2,745,207)
Proceeds from sales of property, plant and equipment, investments and other intangibles		19,269	64,606	21,238
Additions to other intangibles	13	(94,598)	—	(17,079)
Payment for business acquisitions, net of cash of acquired entities	3.6	(283,110)	(71,068)	(4,076,171)
Purchases of available for sale securities		(1,371,835)	(2,589,350)	(484,965)
Proceeds from sales of available for sale securities		1,415,981	2,925,254	741,539
Net cash used in investing activities		(1,603,062)	(1,048,334)	(6,560,645)

Cash flows from financing activities
Capital increase		—	—	2,885,058
Purchase of treasury shares		(38,705)	(12,919)	(50,259)
Dividends and interest on capital paid		(1,018,488)	(328,691)	(1,649,936)
Payment of loans and financing fees		(4,562)	(37,989)	(3,821)
Payments for interest increase in subsidiaries	3.6	(2,908,969)	—	—
Proceeds from loans and financing		3,885,937	4,089,424	5,117,617
Repayment of loans and financing		(3,453,158)	(8,469,908)	(4,963,991)
Intercompany loans, net		39,344	(173,549)	1,265,290
Net cash (used in) provided by financing activities		(3,498,601)	(4,933,632)	2,599,958

Exchange variation on cash and cash equivalents		(68,367)	(303,291)	325,856

(Decrease) Increase in cash and cash equivalents		(1,030,910)	65,335	513
Cash and cash equivalents at beginning of year		2,091,944	2,026,609	2,026,096
Cash and cash equivalents at end of year		1,061,034	2,091,944	2,026,609

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a company in the Gerdau Group, which is engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, the United States, Canada, Spain, and India. The Gerdau Group started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on March 18, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements for the years ended on December 31, 2010 and 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The Company adopted all applicable rules, revision of rules and interpretations issued by IASB and that were effective on December 31, 2010.

2.2 — Translation of Foreign Currency Balances

a)              Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Financial Statements are presented in Brazilian reais (R$), which is the functional and reporting currency of Gerdau S.A.

b)              Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the functional currency of the Company and also the presentation currency of the Consolidated Financial Statements.

In the preparation of the financial statements of each subsidiary of the Company, transactions in foreign currency, or any other currency than the functional currency of each company, are recorded according to the exchange rates prevailing at the time of each transaction. At the end of each period, monetary items in foreign currencies are converted at the rates prevailing at year end. The non-monetary items measured at fair value determined in foreign currency are converted at the rates prevailing on the date that the fair value was determined. The non-monetary items that are measured at historical cost in a foreign currency must be converted using the prevailing rate in the transaction date.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

For presentation of the consolidated financial statements purposes, assets and liabilities of operations abroad are translated into reais using the exchange rates prevailing at year end. The results are translated at average exchange rates for the period unless the exchange rates have fluctuated significantly over the period, in which case, we use exchange rates for the dates of transactions. The exchange differences resulting from these conversions, if any, are recorded in comprehensive income and accumulated in equity, being assigned the noncontrolling interests as appropriate.

When there is a write off for an operation abroad (full write off of participation in a foreign operation, loss of control over an investee or a jointly controlled entity that have operations abroad, or loss of significant influence over an affiliate that has an operation in abroad), the accumulated amount of exchange variance, regarding this operation, recorded in equity is reclassified to profit or loss.

c)              Group Companies

The results of operations and financial position of all subsidiaries, except the subsidiary located in Venezuela, included in the consolidated financial statements and equity investments with functional currencies different from the reporting currency are translated into the reporting currency as follows:

i)           Assets and liabilities balances are translated at the exchange rate in effect at the date of the Consolidated Financial Statements;

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Cumulative translation difference”.

d) Hyperinflation in Venezuela

Beginning 2009, Venezuela started to be considered an hyperinflationary economy and in accordance with the standard IAS 29 and IFRIC 7, the financial statements of the subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela, which recorded an accumulated index of 142.3%, since the date of acquisition of the subsidiary in Venezuela by the Company in June 2007, and 52% in 2010. The effects of inflation in 2010 were presented in the consolidated statements of income.

For purposes of translation of the subsidiary in Venezuela’s accounting balances to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, where assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the date of the Consolidated Financial Statements, being all exchange rate differences from translation being recognized in ‘Equity’, and in the Consolidated Statement of Comprehensive Income, in line account ‘Cumulative translation difference’.

2.3 - Financial Assets

a) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

b) Short and Long-term Investments

Short and long-term investments are classified into the following categories: held to maturity securities, available for sale securities, and securities reported at fair value through profit and loss with gains and losses included in income (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, they are classified as trading securities. When the purpose is to hold the investment until maturity, they are classified as held to maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available for sale securities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

When applicable, additional costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for trading securities which are categorized as fair value through profit and loss.

Held to maturity securities are recognized at amortized cost and are reported at acquisition cost plus interest, monetary adjustments, and exchange variation, less impairment losses, when applicable, incurred up to the Consolidated Financial Statements date.

Trading securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in income when incurred.

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized in other comprehensive income when incurred. Gains and losses recorded in Equity are recognized in income for the year when these investments are sold or considered not recoverable.

c) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, individual situation of each customer and the situation of the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided at note 6.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.

2.4 — Inventories

Inventories are valued based on the lower of historical cost of acquisition and production and net realizable value. The acquisition and production costs are increased of transport, storage and non-recoverable taxes expenses.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the opening of the net realizable value is demonstrated in note 7.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated, as Deemed Cost since there is no substantial difference between the carrying amount and the fair value of property, plant and equipment. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans to acquire property, plant and equipment; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized. Biological assets are measured at fair value on the date of financial statements in accordance with IAS 41.

Depreciation is calculated under the modified straight-line method at rates that take into consideration the estimated useful lives of the assets, its level of utilization and the estimated residual value of the asset at the end of its useful life.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The estimated residual value of the asset at the end of its useful life and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

The net book value of property, plant and equipment is written off immediately when it exceeds its recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

2.6 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, customer contracts and relationships, which represent the capacity to add value of acquired companies based on the relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The net book value of intangible assets is written off immediately when it exceeds the estimated recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer and supplier relationship intangible asset have been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers and suppliers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company reviews the amortization period and amortization method for intangible assets with definite useful life at the end of each year.

2.7 — Provision for Impairment of Long-Lived Assets

On the date of each Consolidated Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to sell and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its estimated useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year in December.

When the carrying amount of the asset exceeds its recoverable amount, the Company reduces the asset’s carrying amount to the recoverable amount.

The reduction to the recoverable amount of assets is recorded in income for the year.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded, as demonstrated in note 28.2

2.8 — Investments

a) Investments in Subsidiaries

The Company’s consolidated financial statements incorporate the financial statements of Gerdau S.A. and all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders Meetings or has the power to determine the financial and operational policies in order to obtain benefits

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

from its activities. In situations in which the Company in essence holds control of other special purpose entities, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interests in equity and net income of subsidiaries are reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Non-controlling interests”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at their respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The non-controlling interests are presented based on the proportion of the fair value of the assets and liabilities identified.

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in consolidation process. Gains or losses resulting from the transactions among consolidated entities of the Gerdau Group are also eliminated.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order for them to be in accordance with the respective accounting practices established by the IFRS and adopted by the Company.

b) Investments in Jointly-Controlled Entities

Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-controlled entities are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in earnings and other variations in Equity of these companies. Additionally, the balances of the investments can be reduced due to impairment losses.

Losses in jointly-controlled entities in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

Any excess of the acquisition cost of an investment over the net fair value of assets, liabilities and contingent liabilities of a jointly-controlled entity on the respective acquisition date of the investment is recorded as goodwill. Goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-controlled entities are eliminated against the value of the investment in these jointly-controlled entities proportionately to the Company’s interest.

c) Investments in Associate Companies

An associate company is one over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but over which it does not have control or joint control of its policies.

Investments in associate companies are recorded under the equity method. According to this method, investments in associate companies are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted to recognize impairment losses.

Losses on associate companies in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the associate company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with associate companies are eliminated proportionately to the Company’s interest against the value of the investment in these associate companies.

2.9 — Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the contractual terms.

b) Short and Long-Term Debts

Short and Long-Term Debts are stated at amortized cost.

They are stated net of transaction costs, and are subsequently measured at the amortized cost using the effective interest rate method.

c) Equity Instruments

An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.

d) Derivative Instruments

The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments based on quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reported immediately in the statement of income. Additionally, changes in the fair value of financial instruments not characterized as hedge are recognized in the row of financial expenses or financial income in the Income Statement.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company over the equity of subsidiaries are accounted under account “Put options on non-controlling interest”. The amount that may become payable under the option on exercise is initially recognized at fair value and are subsequently measured in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable. The charge arising is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the financial statements in the countries where the Company’s subsidiaries operate and generate taxable income.

Current tax is the tax payable or receivable on the expected taxable income or loss for the year, at the tax rates effective at the date of the financial statements.

Deferred income and social contribution taxes are recognized for differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except in business combinations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which temporary differences and tax losses can be utilized.

Deferred income tax and social contribution assets are reviewed at each closing date and will be reduced to the extent that their realization is not more likely than not.

The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are related to business combination, or items directly recognized in equity or in other comprehensive income.

Deferred tax is recognized related to temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business combination and that affects neither accounting nor taxable profit nor loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they do not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on initial recognition of goodwill. Deferred tax is measured at the tax rates expected to apply to temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the date of submission of the financial statements.

An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences not used when it is probable that future profits subject to taxation will be available against which will be used.

The Company only recognizes a provision on tax issues if a past event leads to a present obligation. The Company determines whether a present obligation exists at the year end taking in consideration all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is probable that there will be an outflow of assets and a reliable estimate can be made of the amount of the obligation.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described in notes 20 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by independent actuaries, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, demographical and economic hypotheses and, also, historical costs and employee contributions.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in Equity as described in Note 20. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation of these changes in the consolidated financial statements when considered as a whole.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 — Related-Party Transactions

Loan agreements between the companies in Brazil and abroad within the Gerdau Group are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

2.14 — Dividend Payment

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specify dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a provision at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 — Revenue Recognition

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are estimated and recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, it is more likely than not that the economic benefits will be received by the Company, and the risks and benefits of the products have been fully transferred to the buyer. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to Gerdau is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value using a rate of 7% per year if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

2.17 — Lease Contracts

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates for the determination of useful lives of property, plant and equipment (note 10), estimates of the recoverable amount of long-lived assets, with respect to the need and

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

the amount of provisions for tax, civil and labor liabilities (note 18), for the determination of income taxes (note 9), in determining the fair value of financial instruments (assets and liabilities)  and other instruments (note 16), estimates in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits (note 20), and estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 25). Actual results could differ from those estimates.

2.19 Business Combinations

The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without change of control. The revised Standards have resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. The adoption of this change in accounting policy is expected to affect the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired company is remeasured at fair value at acquisition date (in the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in the profit or loss. The amounts of interests on the acquired company before the acquisition date that was recognized on “Other comprehensive income” are reclassified in income, where such treatment would be appropriate in case this interest was sold.

b) Acquisitions in which control is obtained initially

Acquisitions of subsidiaries and businesses are accounted under the purchase method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange of the control of the acquired control. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Under the previous version of the Standard, contingent consideration was recognized at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration were recognized against goodwill. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

c) Increases/decreases in non-controlling interests

In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are accounted for within equity, with no impact on goodwill or profit or loss.

Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

d) Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

2.20 — Restructuring Provision

A restructuring provision is recognized when the Company has a detailed restructuring plan approved and the restructuring was already initialized or been publically announced. Future operational losses provisions are not recognized.

2.21 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Financial Statements

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income and Social Contribution Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income and social contribution taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income and social contribution tax asset is revised at each Consolidated Financial Statement date and reduced by the amount that is no longer probable of being realized based on future taxable income. Deferred income and social contribution tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

The realization of deferred tax assets for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

b) Pension and Post-Employment Benefits

Actuarial gains and losses are recorded in the period in which they are originated and are recorded in the statement of comprehensive income.

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)                The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)            Pension plan assets are stated at fair value.

iii)        Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs and they are based in actuarial evaluation done by independent actuaries.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computation other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as ‘current liabilities’ and in noncurrent liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company believes they are compliant with all the applicable environmental regulations in the countries where they operate (note 21).

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. However, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 16.f), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3, with effect for business combinations occurred after the IFRS transition date, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if actual results are not consistent with estimates and assumptions considered, the Company may be exposed to losses that could be material.

h) Impairment Test of Assets with definite and indefinite useful life

There are specific rules to assess the impairment of long-lived assets, especially property, plant and equipment, goodwill and other intangible assets. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs of sale and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and assets with indefinite useful life are tested for impairment at least once a year, in December.

When the residual carrying value of the asset exceeds its recoverable amount, the Company recognizes a reduction in this asset’s book balance.

For assets recorded at cost, the reduction in recoverable amount must be recorded in income for the year. If the recoverable amount of an asset is not determined individually, the recoverable amount of the business segment to which the asset belongs is analyzed.

Except for the impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined considering as if the impairment had not been recorded.

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of the assets.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2010, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any new impairment to the Company’s goodwill as well as other assets with indefinite useful life.

Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Goodwill originated in a business combination has the recoverability evaluated in a annual basis, and it’s anticipate if events or circumstances indicate the necessity. Uses accepted market practices, including cash flow and compare the book value with fair value. The reversal of impairment losses previously accounted on goodwill from business combination it is not allowed. In December of each year, the Company performs impairment tests for all operating segments, which represent the lowest level where goodwill is monitored by management.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2010.

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or compulsory adoption beginning on January 1, 2010. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Current standards and interpretation of standards or adopted in advance

IAS 27 — Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, which changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The revised Standard has resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. In prior years, in the absence of specific requirements in IFRSs, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or bargain purchase gain being recognized where appropriate. The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under IAS 27 (2008), all increases or decreases in such interests are dealt with in equity, with no impact on goodwill or profit or loss. When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Group derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39. The adoption of this amendment affected the accounting for changes in ownership interest in accounting periods beginning on January 1, 2010, where the impact was determined based on occurred transactions.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

IFRS 3 — Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3, which deals with the recognition and measurement in the financial statements of acquired assets, assumed liabilities and non-controlling interests, and the goodwill originated in a business combination and disclosures related to the subject. These changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment affected the accounting for business combinations in accounting periods beginning on January 1, 2010, where the impact was determined based on occurred transactions.

IAS 39 — Financial Instruments: Recognition and Measurement

In July 2008, the IASB issued a revised version of IAS 39 which deals with items eligible for hedge. The changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 and IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 1, 2009. The other changes in standards are effective for years beginning on or after January 1, 2010. The adoption of these regulations did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by the issuance of equity instruments. This change is effective for years beginning on or after January 1, 2010. The adoption of this revised rule did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 — Additional Exemptions for First-time adopters

In July 2009, the IASB revised standard IFRS 1, which deals with additional exemptions for first-time IFRS’ adopters. This change is effective for years beginning on or after January 1, 2010. Because the Company has already adopted the IFRS, the change of this standard did not have an impact in the Company’s Consolidated Financial Statements.

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 17 — Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued Interpretation 17, which deals with the distributions of non-cash assets to the owners. The entity is required to implement this Interpretation for years that begin on or after July 1, 2009, but earlier adoption is permitted. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 18 — Transfers of Assets from Customers

In January 2009, the IFRIC issued Interpretation 18, which deals with the transfer of assets from customers to the Company. The entity is required to prospectively implement this Interpretation for assets received from customers on or

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

after July 1, 2009 and earlier adoption is permitted. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 9 — Financial Instruments

In November 2009, the IASB issued the standard IFRS 9, which has the objective of replacing the standard IAS 39 — Financial Instruments: Recognition and measurement, in three phases. This standard represents the first part of phase 1 of replacement of IAS 39 and addresses the classification and measurement of financial assets. This standard is effective for years beginning on or after January 1, 2013. The Company is evaluating the effects related to the adoption of this standard and eventual difference in relation to IAS 39.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended interpretation IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and performs a payment of contributions in advance to cover these requirements. These changes are effective for years beginning on or after January 1, 2011. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 1, 2011. The adoption of this revised standard will not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The Company is evaluating the effects related to the adoption of these changes in its Consolidated Financial Statements.

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 9 - Financial Instruments

In October 2010, the IASB revised the standard IFRS 9. The change in the standard IFRS 9 added requirements for classification and measurement of financial liabilities. This standard is effective for annual periods beginning on or after

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

January 2013. The Company is evaluating the effects from the application of this standard and any differences from IAS 39.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised the standard IFRS 1. The change in the standard IFRS 1 provides guidelines to first time adopters, which be located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of operations happened before the IFRS transition date. This revision in the standard is effective for annual periods beginning on or after July 2011. The Company understands that these changes will not impact its Consolidated Financial Statements due to the Company has already adopted IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised the standard IAS 12. This change in the IAS 12 includes aspects related to the determination of the expected way of deferred assets and liabilities income tax recovery when an investment property is measured through the fair value model of IAS 40. This revision in the standard is effective for annual periods beginning on or after January 2012. The Company is evaluating the effects from the application of this standard in its consolidated financial statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and its subsidiaries.

3.1 - Subsidiaries

Listed below are the main interests in consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2010	2009	2008	2010	2009	2008
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	66.32	100.00	100.00	66.32	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	66.32	66.37	100.00	66.32	66.37
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.98	93.98	93.30	93.99	93.98	93.31
Gerdau Aços Longos S.A.	Brazil	93.96	93.96	93.30	93.97	93.97	93.31
Maco Holdings Ltda. (3)	Brasil	—	100.00	—	—	100.00	—
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiaries (4)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (5)	Brazil	75.88	95.20	94.15	75.88	95.20	94.15
Corporación Sidenor S.A. and subsidiaries (6)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	89.35	94.22	94.22	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	99.99	100.00	99.99	99.99	100.00	99.99
Gerdau Aços Especiais S.A.	Brazil	94.35	94.35	93.30	94.36	94.35	93.31
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (8)	Hungary	98.84	98.75	98.75	98.84	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.58	95.58	93.30	95.59	95.59	93.31
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	88.66	86.66	83.28	88.66	86.66	83.28
Diaco S.A. and subsidiaries (9)	Colombia	99.36	99.34	98.72	99.36	99.34	98.72
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	97.06	99.73	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	99.90	100.00	100.00	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.29	98.24	98.32	98.29	98.24
Cleary Holdings Corp.	Colombia	100.00	50.90	50.90	100.00	50.90	50.90
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Financial Corp. (12)	Netherlands	—	100.00	100.00	—	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	—	—	100.00	—	—
Gerdau Trade II Inc.	Cayman Islands	100.00	—	—	100.00	—	—
Aços Villares S.A. (13)	Brazil	—	58.50	58.44	—	58.50	58.44

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) The subsidiary Maco Holdings Ltd started to be presented as an associate Company, as described in note 3.3.

(4) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(5) Fixed-income investment fund managed by JP Morgan.

(6) Subsidiaries: Corporación Sidenor S.A. y Cía., Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Sidenor Calibrados S.L.

(7) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda. e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A.

(8) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

(12) The subsidiary GTL Financial Corp. was closed in 2010.

(13) The subsidiary Aços Villares S.A.was merged by Gerdau S.A., as described in note 3.5.d.

As operation result of the sales option described in the note 16.f, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

		Equity Interests
		Total capital(*)			Voting capital
Jointly-owned subsidiaries	Country	2010	2009	2008	2010	2009	2008
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Kalyani Gerdau Steel Ltd.	India	73.22	56.81	45.17	73.22	56.81	45.17

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the jointly-controlled entity.

Although the Company owns more than 50% of Kalyani Gerdau Steel Ltd., it does not consolidate the Financial Statements of this entity, because of the joint control agreement, which establish rights of shared management of the business with the other partner.

The summarized financial information of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, Gerdau Corsa, S.A.P.I. de C.V. and Kalyani Gerdau Steel Ltd., accounted for under the equity method, are presented below on a combined basis:

	Joint-controlled entities
	2010	2009
Assets
Current	468,419	435,775
Non-current	566,490	612,138
Total Assets	1,034,909	1,047,913

Liabilities
Current	155,930	121,986
Non-current	295,497	263,939
Adjusted Equity	583,482	661,988
Total Liabilities and Equity	1,034,909	1,047,913

Company’s share of net assets of jointly-controlled entities	300,547	332,904

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010	2009	2008
Income statement
Net sales	1,813,014	1,288,714	2,202,182
Cost of sales	(1,662,143)	(1,230,352)	(2,106,349)
Gross profit	150,871	58,362	95,833
Selling, general and administrative expenses	(29,722)	(36,596)	(25,270)
Other operating expenses/income	(80,641)	(88,115)	110,343
(Loss) Income before financial income and expenses, and taxes	40,508	(66,349)	180,906
Financial (expenses) income	(25,180)	(87,276)	21,103
(Loss) Income before taxes	15,328	(153,625)	202,009
Provision for income and social contribution taxes	497	22,315	(4,689)
Net (loss) income	15,825	(131,310)	197,320

Company’s share of net (loss) income of jointly controlled entities	(13,921)	(57,723)	7,321

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Affiliated companies	Country	2010	2009	2008	2010	2009	2008
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holding Ltda.	Brazil	47,86	—	—	47,86	—	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Dominican Rep.), Steelchem Trading Corp., NC Trading e Industrias Nacionales C. x A., 1S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting the associate’s business.

In 2010, Maco Holdings Ltd. (formerly named Maco Metalúrgica Ltd.), previously a subsidiary of Gerdau, became an associate company as a result of a statutory reorganization, which impacted that entity.  In the reorganization the Company has not exercised a subscription right in the capital increase of that entity in December 2010, remaining with an interest of approximately 48% in Maco.

The summarized financial information of the associate companies Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and subsidiaries, Corporación Centroamericana del Acero S.A. and subsidiaries, and Maco Holdings Ltd., accounted for under the equity method, are shown on a combined basis as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Associate Companies
	2010	2009
Assets
Current	885,246	755,305
Non-current	1,175,116	891,900
Total Assets	2,060,362	1,647,205

Liabilities
Current	427,446	307,855
Non-current	341,746	351,006
Adjusted Equity	1,291,170	988,344
Total Liabilities and Equity	2,060,362	1,647,205

Company’s share of net assets of associate companies	603,892	495,305

	2010	2009	2008
Income statement
Net sales	1,409,468	1,463,761	1,923,267
Cost of sales	(1,213,825)	(1,388,946)	(1,535,852)
Gross profit	195,643	74,815	387,415
Selling, general and administrative expenses	(81,199)	(101,101)	(109,526)
Other operating expenses/income	4,578	(1,112)	83,007
(Loss) Income before financial income and expenses, and taxes	119,022	(27,398)	360,896
Financial (expenses) income	(14,157)	(37,675)	(38,939)
(Loss) Income before taxes	104,865	(65,073)	321,957
Provision for income and social contribution taxes	(32,498)	(11,232)	(41,173)
Net (loss) income	72,367	(76,305)	280,784

Company’s share of net (loss) income of associate companies	53,375	(51,234)	115,062

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of the Company’s subsidiaries, jointly-controlled entities, or associate company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and translated to Brazilian reais (the Company’s reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this translation are recorded under the account “Cumulative translation difference” in Equity after the date of transition to IFRS.

Goodwill is recorded as an asset under the accounts “Investments in associates and jointly-controlled entities” and “Goodwill”. The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later. The goodwill is allocated to the operating segments, which represent the lowest level at which goodwill is monitored by management.

At the time of selling a subsidiary, jointly-controlled entity or associate company, goodwill is included in the determination of the gain or loss.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.5 - Acquisition of additional interest in subsidiaries and business combinations

a) Cleary Holdings Corp

On August 12, 2010, the Company acquired an additional interest of 49.1% in Cleary Holdings Corp., holding company of production units of metallurgical coke and coking coal reserves in Colombia, which now holds all of the company’s shares. The total transaction was US$ 57.0 million (equivalent to R$ 100.1 million at the acquisition date) and as a result of the operation in accordance with IAS 27, the Company recognized in equity in the account “Effects of interest increase in subsidiaries”, the amount of R$ 26.1 million which is regarding the difference between the amount paid and the net assets acquired. Additionally, the Company recognized the amount of R$ 70.6 million as goodwill, related to the portion of the contingent price over the acquisition of controlling on February 21, 2008, due to such portion being now characterized as probable.

b) Gerdau Ameristeel Corporation

On August 30, 2010, the Company acquired all common shares of its subsidiary Gerdau Ameristeel Corporation, issued and outstanding, which was not yet owned, directly or indirectly, by the amount of US$ 11.00 per share in cash. The total amount of the transaction was US$ 1,598.6 million (equivalent to R$ 2,808.9 million at the acquisition date). In accordance with IAS 27 (2008), changes in interest of a parent company in its subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the value of non-controlling interest acquired and the fair value of the consideration paid is recognized directly in equity and attributed to the controlling shareholders. Thus, as a result of the transaction, the Company recognized its equity in the amount of R$ 431.2 million due to the difference between the fair value of consideration given and carrying amount of non controlling interest.

c) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, the Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

The Company recognized goodwill from this acquisition due to the following:

•                  The acquisition resulted in an expansion of the Company’s geographic presence in the western of the United States,

•                  The Company believes it will successfully integrate the business operation and will have synergies from the acquisition.

The total purchase price deemed to acquire Tamco was US$ 166.4 million (R$ 283.1 million at the acquisition date), plus the assumption of certain liabilities, and was allocated to the assets acquired and liabilities assumed based on estimates of their fair values. The following table summarizes the preliminary fair value of assets acquired and liabilities assumed for Tamco at the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	103,751	172,967
Intangible assets	11,365	19,226	30,591
Goodwill	—	90,363	90,363
Non-current assets	558	29	587
Current liabilities	(17,589)	(521)	(18,110)
Non-current liabilities	(18,142)	(43,750)	(61,892)
	121,057	162,053	283,110

Total purchase price considered			283,110

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The total receivables acquired by the Company were equivalent to R$ 14,3 million. There are no significant adjustments to the receivables fair value and the projected cash flow from these receivables.

The acquisition of intangible assets and goodwill are not deductible for tax purposes, however, the register of the acquisition requires the recognition of deferred income tax liability on the adjusted amounts related to intangible assets that will be recognized as a tax benefit in future periods to the extent that the assets are amortized.

The amounts recognized as revenue, attributable to Tamco, included in the Company’s consolidated financial statements since the acquisition date of this subsidiary are not material. Since the acquisition date, Tamco generated a loss of R$ 2.8 million. Additionally, the amounts of revenue and net income that would be generated by Tamco for 2010, if the entity had been acquired earlier this year, would not be significant.

d) Aços Villares S.A.

On December 30, 2010, the Company acquired an additional 41.5% interest in its subsidiary Acos Villares S.A., 28.91% by merging the company Prontofer Building Services Ltd (Prontofer) and 12.59% purchased from third parties, by merging the company Aços Villares S.A., now holding all shares of the company. The total amount of the transaction was R$ 1,909,720 and the payment was made with the issuance of Gerdau S.A. shares in the ratio of one share of Gerdau S.A. for every 24 shares of Aços Villares S.A. and one share of Gerdau S.A. for every 22.247601 shares of Prontofer. As a result of the operation in accordance with IAS 27, the Company recognized in Equity, in the line “Effects on interest increase in subsidiaries”, the amount of R$ 1,277.2 million, which is regarding the difference between the amount paid and the net assets acquired.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Companies / interest acquired
Acquisitions
Maco Metalúrgica Ltd.	—	4,200	—
Tamco	283,110	—	—
Trefilados Bonati S.A.	—	—	12,307
Century Steel, Inc.	—	—	369,899
Cleary Holdings Corp.	—	—	119,350
Corsa Controladora, S.A de C.V.	—	—	186,284
Gerdau Corsa S.A.P.I. de C.V.	—	—	71,423
SJK Steel Plant Limited	—	—	84,091
Corporación Centroamericana del Acero S.A.	—	—	303,696
Gerdau MacSteel Inc.	—	—	2,434,062
Distribuidora y Comercializadora de Aceros Regionales Limitada	—	—	8,578
Rectificadora del Vallés	—	—	81,000
Vicente Gabilondo e Hijos, S.A.	—	—	35,000
Hearon Steel Co.	—	—	22,179
K.e.r.s.p.e. Empreendimentos e Participações Ltd.	—	—	92,174
Caños Córdoba S.R.L.	—	—	14,596
Metro Recycling Co.	—	—	73,522
Sand Springs Metal Processors	—	—	37,049
LuxFin Participation	—	—	673,591
Total purchase price considered of acquired companies	283,110	4,200	4,618,801
Less: Cash and cash equivalents of acquired companies	—	—	(731,323)
	283,110	4,200	3,887,478

Interest increase in subsidiaries
Gerdau América Latina Participações S.A.	—	66,868	—
Cleary Holdings Corp.	100,100	—	—
Gerdau Ameristeel	2,808,869	—	—
Diaco S.A.	—	—	188,693
	2,908,969	66,868	188,693
Interest increase by issuance of shares
Prontofer Serviços e Construção Ltd.	1,322,075	—	—
Aços Villares S.A.	587,645	—	—
	1,909,720	—	—

Total paid	5,101,799	71,068	4,076,171

The Company does not have any other relevant acquisition costs in addition to the amount already paid.

3.7 — Acquisitions during the years ended December 31, 2009 or 2008 for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Corsa Controladora, S.A. de C.V.

In February 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Company Corsa, S.A. de C.V. allocating part of the goodwill of R$ 0.7 million in the ‘Investment in associates and jointly-controlled entities’ account.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized. Additionally, the amount from the amortization of the fair value allocation will be recognized in income of the Company in the ‘Equity in earnings of unconsolidated companies’ account.

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  This partnership strengthens the Company presence in the third largest steel consumer market in the Americas and allows the Company to continue to be a consolidator of the global steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

b) Gerdau MacSteel Inc.

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of Gerdau MacSteel Inc., allocating part of the goodwill of R$ 1.7 million during the period.

The following table presents the fair value of the assets and liabilities of Gerdau MacSteel Inc., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	132,543	882,947
Property, plant and equipment	397,986	455,291	853,277
Intangible assets	33,042	315,249	348,291
Non-current assets	50,400	(1,047)	49,353
Goodwill	11,072	1,582,835	1,593,907
Current liabilities	(588,272)	(313,105)	(901,377)
Non-current liabilities	(95,272)	(297,064)	(392,336)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

Upon the acquisition, the Company recorded goodwill due to the following:

•                  The rapidly growing global steel industry consolidation has resulted in a significant increase in purchase prices.

•                  Gerdau strengthens its position as a global supplier of specialty steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in specialty long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it was able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

c) Kalyani Gerdau Steel Ltd. (SJK Steel Plant Limited)

In March 2009, the Company completed the measurement of the fair value of assets and liabilities of the Kalyani Gerdau Steel Ltd. and recognized goodwill of R$ 35.0 million.

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized.

d) Caños Córdoba S.R.L.

In October 2009, the Company completed the measurement of the fair value of assets and liabilities of the Caños Córdoba S.R.L. allocating part of the goodwill of R$ 2.8 million.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The table below shows the fair value of the assets and liabilities of Caños Córdoba S.R.L., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	12,497	—	12,497
Goodwill	—	5,432	5,432
Property, plant and equipment	1,841	4,342	6,183
Current liabilities	(7,997)	—	(7,997)
Deferred income tax	—	(1,519)	(1,519)
	6,341	8,255	14,596

Total purchase price considered			14,596

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Caños Córdoba S.R.L. operations and achieve synergies from the acquisition.

e) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

In December 2009, the Company completed the evaluation of the fair value of assets and liabilities of the K.e.r.s.p.e. Empreendimentos e Participações Ltda. allocating goodwill totaling R$ 91.6 million.

The following table presents the fair value of the assets and liabilities of K.e.r.s.p.e. Empreendimentos e Participações Ltda., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	1	—	1
Property, plant and equipment	610	—	610
Other intagibles	—	143,182	143,182
Deferred income tax	—	(48,682)	(48,682)
Negative goodwill recognized in the income statement	—	(2,937)	(2,937)
	611	91,563	92,174

Total purchase price considered			92,174

f) Grupo Feld S.A. de C.V. (Gerdau GTL México, S.A, de C.V.)

On March 28, 2007, the Company purchased 100% of Grupo Feld S.A. de C.V., a Mexican Group that owns three companies: Siderúrgica Tultitlán S.A. de C.V. (“Sidertul”), a mini-mill  located in Mexico City that produces 350 thousand tonnes of crude steel and 330 thousand tonnes of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), a company that sells almost all the production of Sidertul; and Arrendadora Valle de México S.A. de C.V. (“Arrendadora”), a real estate company that owns the land and buildings where Sidertul is located.

The total price paid for this acquisition was US$ 258.8 million (R$ 536.5 million on acquisition date).

In March 2008, the Company completed an evaluation of the fair value of assets and liabilities of Gerdau GTL México, S.A. de C.V. resulting in the recognition of additional goodwill of R$ 7,468 and a counter entry that mainly involved property, plant and equipment.

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	90,478	3,612	94,090
Non-current assets	233,193	(11,080)	222,113
Goodwill	22,667	243,628	266,295
Current liabilities	(43,081)	—	(43,081)
Non-current liabilities	(2,873)	—	(2,873)
	300,384	236,160	536,544

Total purchase price considered			536,544

Goodwill was recorded on the acquisition due to the following:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Gerdau GTL Mexico’s operations and achieve synergies from the acquisition.

g) Multisteel Business Holdings Corp.

On May 25, 2007, the Company acquired a 30.45% stake in Multisteel Business Holdings Corp., which is the holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a rolling mill company with an annual capacity of approximately 350 thousand tonnes of rolled steel. This partnership will allow the Company to enter the Caribbean market.

The total value of this investment was US$ 42 million (R$ 82 million on acquisition date) and the Company had preliminarily recorded goodwill of US$ 19.7 million (R$ 38 million on acquisition date). According to the purchase contract, the Company agrees to pay the purchase price contingent on future profits of the investment acquired. These earn-out clauses establish an additional payment if a certain level of EBITDA (defined in the contract) is reached in the next 5 years. This contingent purchase price will be included in goodwill when it is considered as the Company’s liability.

On July 2, 2007 the Company acquired an additional stake of 18.55% in Multisteel Business Holdings Corp, totaling 49% interest after this investment. The total value of this second acquisition was US$ 72 million (R$ 135.2 million on acquisition date) and the Company recorded an additional goodwill of US$ 23.1 million (R$ 43.4 million on acquisition date). This investment is recorded under the equity method.

In May 2008, the Company completed an appraisal of the fair value of assets and liabilities of Multisteel Business Holdings Corp., and allocated part of the goodwill in the amount of R$ 45.8 million to the investment account.

This investment is accounted under the equity method and therefore the allocation of the fair value of the acquired company’s assets and liabilities is not consolidated and has effect only through a reclassification of the goodwill originally recognized. This amount is shown at note 12. In addition, the amount resulting from the amortization of the fair value is recognized in the Company’s income statement under “Equity in earnings of unconsolidated companies”.

h) Siderúrgica Zuliana C.A.

On June 18, 2007, the Company purchased 100% of Siderúrgica Zuliana C.A., a Venezuelan steel producer in the city of Ojeda, Venezuela, with an annual production capacity of 300 thousand tonnes of crude steel and 200 thousand tonnes of rolled steel.

The total value of the acquisition was US$ 92.5 million (R$ 176.2 million on acquisition date).

In June 2008, the Company concluded the appraisal of the fair value of the assets and liabilities of Siderúrgica Zuliana C.A., allocating part of the goodwill initially recognized in the amount of R$ 8.1 million substantially in property, plant and equipment.

The table below shows the estimated fair value of assets and liabilities of Siderúrgica Zuliana C.A. as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	24,750	—	24,750
Non-current assets	54,964	12,248	67,212
Goodwill	—	103,850	103,850
Current liabilities	(8,620)	—	(8,620)
Non-current liabilities	(4,500)	(4,164)	(8,664)
	66,594	111,934	178,528

Total purchase price considered			178,528

The Company recorded an amount of goodwill with the acquisition due to the following factors:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  The Company believes it was able to successfully integrate Siderúrgica Zuliana’s operations and achieve synergies from the acquisition.

NOTE 4 - CASH AND CASH EQUIVALENTS

	2010	2009
Cash	4,105	52,158
Banks and short-term investments	1,056,929	2,039,786
Cash and cash equivalents	1,061,034	2,091,944

The Company has no significant amounts of restricted cash or cash equivalents for the presented periods.

In 2010, The Company had transactions which did not affected cash in the amount of R$ 1,322,075 and R$ 587,645 relating to the acquisition of additional interest in the company Prontofer Construction Services Ltd. and Aços Villares S.A., respectively, with the issuance of shares, as described in note 3.5.d.

NOTE 5 — SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2010 the Company held R$ 1,105,902 (R$ 2,619,418 as of December 31, 2009) in trading securities.

Available for sale securities

As of December 31, 2010 the Company held R$ 9,559 (R$ 58,296 as of December 31, 2009) in available for sale securities in current assets and R$ 26,797 (R$ 49,690 as of December 31, 2009) in non-current assets, net of provision for losses. These amounts are registered at fair value.

NOTE 6 — TRADE ACCOUNTS RECEIVABLE

	2010	2009
Trade accounts receivable - in Brazil	1,046,962	1,100,911
Trade accounts receivable - exports from Brazil	312,870	108,187
Trade accounts receivable - foreign subsidiaries	1,860,458	1,457,111
(-) Allowance for doubtful accounts	(67,263)	(80,500)
	3,153,027	2,585,709

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company’s maximum exposure to doubtful accounts is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers historical losses, individual situation of each customer and the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	2010	2009
Current	2,658,628	2,172,081
Past-due:
Up to 30 days	354,980	260,856
From 31 to 60 days	52,432	64,678
From 61 to 90 days	15,379	38,225
From 91 to 180 days	28,277	32,991
From 181 to 360 days	39,850	58,929
Above 360 days	70,744	38,449
(-) Allowance for doubtful accounts	(67,263)	(80,500)
	3,153,027	2,585,709

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 01, 2008	(51,156)
Provisions for bad debt during the year	(25,912)
Recoveries in the year	299
Write-offs	12,420
Exchange variation	(7,323)
Acquisitions	(648)
Balance as of December 31, 2008	(72,320)
Provisions for bad debt during the year	(58,180)
Recoveries in the year	210
Write-offs	40,961
Exchange variation	8,829
Balance as of December 31, 2009	(80,500)
Provisions for bad debt during the year	(20,906)
Recoveries in the year	4,887
Write-offs	26,753
Exchange variation	2,503
Balance as of December 31, 2010	(67,263)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 7 - INVENTORIES

	2010	2009
Finished products	2,455,459	1,975,003
Work in progress	1,418,347	1,258,384
Raw materials	1,639,393	1,213,984
Storeroom supplies	1,037,672	1,058,746
Advances to suppliers	104,262	214,467
Imports in transit	295,040	181,330
(-) Provision for market value adjustment	(152,388)	(150,321)
	6,797,785	5,751,593

The balances of the allowance for adjustment to market are mainly related to the reduction in the cost or the adjustment to market related to the impact in certain raw materials acquired by the Company, which had a reduction in the sales price of finished products. As a result of higher values in raw materials plus estimated costs to conclude the production in an amount higher to the sales price less estimated cost of sales, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 01, 2008	(40,867)
Write-offs	33,393
Provision for the year	(289,850)
Exchange rate variation	(57,107)
Balance as of December 31, 2008	(354,431)
Write-offs	196,981
Provision for the year	(36,459)
Exchange rate variation	43,588
Balance as of December 31, 2009	(150,321)
Write-offs	50,634
Provision for the year	(50,526)
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 25.873.476, R$ 22,305,550 and R$ 31,228,035 were recognized, respectively, as cost of sales and freight during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010, 2009 and 2008 the cost of sales includes, respectively, the amounts of R$ 50,634, R$ 196,981 and R$ 33,393 related to inventories permanently written off and, respectively, the amounts of R$ 50,526, R$ 36,459 and R$ 289,850 related to the recognition of a provision for obsolescence and adjustment to market value.

The amounts of reversal for the provisions identified above were registered with a counter entry in the account of cost of sales and were generated substantially by the recovery of market prices.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 8 — TAX CREDITS

	2010	2009
Current
ICMS (state VAT)	153,808	151,264
COFINS (tax on revenue)	59,903	101,780
PIS (tax on revenue)	10,800	14,692
IPI (federal VAT)	53,202	34,343
Withholding income tax	168,897	377,451
IVA (value-added tax)	139,446	109,034
	586,056	788,564

Non-current
ICMS (state VAT)	77,440	100,488
PIS (tax on revenue)	368	3,740
COFINS (tax on revenue)	1,678	17,209
Withholding income tax and others	321,736	362,997
	401,222	484,434
	987,278	1,272,998

The estimate of realization of non-current tax credits is as follows:

	2010	2009
2011	—	108,430
2012	106,109	81,021
2013	85,382	84,110
2014	17,067	55,256
After 2015	192,664	155,617
	401,222	484,434

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2010	2009	2008
Income before income taxes	2,959,238	1,031,460	5,893,114
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(1,006,141)	(350,696)	(2,003,659)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	6,622	11,325	170,755
- Equity in subsidiaries	13,414	(37,045)	41,755
- Interest on equity	132,780	44,099	282,453
- Tax incentives	65,686	96,921	108,448
- Tax deductible goodwill recorded in statutory books	291,484	188,708	287,723
- Other permanent differences (net)	(5,704)	19,736	164,309
Income and social contribution taxes	(501,859)	(26,952)	(948,216)
Current	(642,306)	(303,272)	(1,423,660)
Deferred	140,447	276,320	475,444

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The reconciliation above considers the effect of income and social contribution taxes applying a nominal rate of 34%, current in Brazil. The effects of the difference rates from Brazil to the various other countries where the Company’s businesses are presented under “Differences in tax rates in foreign companies”.

The Company’s subsidiaries in Brazil received R$ 41,855 during the year ended December 31, 2010 (R$ 44,772 and R$ 46,810 during the years ended December 31, 2009 and 2008, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 23,831 as of December 31, 2010 (R$ 52,149 and R$ 61,638 during the years ended December 31, 2009 and 2008, respectively). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2010, the Company has a total of tax losses arising carryforwards from its operations in Brazil of R$ 607,370 Income tax (R$ 340,248 and R$ 253,828 during the years ended December 31, 2009 and 2008, respectively) and a total of negative basis of social contribution R$ 849,446 (R$ 418,285 and R$ 315,378 during the years ended December 31, 2009 and 2008, respectively), representing a deferred tax asset of R$ 228,293 (R$ 122,708 and R$ 91,841 during the years ended December 31, 2009 and 2008, respectively). The Company believes that the values will be realized based on the expectation of future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of tax asset of R$ 68,048 (R$ 26,496 and R$ 50,762 during the years ended December 31, 2009 and 2008, respectively), due to lack of opportunity to use the tax losses and negative social contribution of subsidiaries. However, these tax losses and negative basis of social contribution not have an end date to expire.

On December 31, 2010, the subsidiary Gerdau Ameristeel has a defered tax assets due to tax losses arising from their operations on Canada, in a total of income taxes R$ 113,272 (R$ 63,287 on December 31, 2009). The subsidiary believes that the amounts will be realized based on future taxable income, and historically the subsidiary has generated taxable income enough to use this assets.

On December 31, 2010, the subsidiary Gerdau Ameristeel had R$ 151,551 (R$ 139,973 on December 31, 2009) of taxes losses related to losses of capital which defered tax assets were not recognized on Consolidated Financial Statements. These losses relate primarily to the long-term investments write-off from subsidiary, and currently have maturity date defined, except for an amount of R$ 55,424 included on the Financial Statements on December 31, 2010, which expires in 2015. The subsidiary had several state tax losses totaling R$ 205,982 (R$ 237,669 on December 31, 2009) which were not recognized on the Consolidated Financial Statements, and there are various maturity dates between 2011 and 2030. The subsidiary had also R$ 63,119 (R$ 57,494 on December 31, 2009) state tax credits that were not recognized in the subsidiary Consolidated Financial Statements. These credits has several maturity dates distributed between 2015 and 2018, except for a portion of R $ 12,968 (R$ 11,840 on December 31, 2009), which has not a maturity date.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at using statutory tax rates:

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	January 01, 2008	acquisition	in income	income	December 31, 2008
Non-current assets

Tax losses	133,923	—	243,787	203,685	581,395
Offset of tax losses	19,123	—	9,282	—	28,405
Provision for tax	128,962	—	(6,513)	—	122,449
Benefits granted to employees	262,336	—	(23,336)	231,893	470,893
Other temporary differences	322,361	—	129,345	(40,521)	411,185
Amortized goodwill	17,171	—	40,597	—	57,768
Property, plant and equipment	—	—	(6,920)	—	(6,920)
Provision for losses	130,253	—	(29,073)	—	101,180

Total Non-current assets	1,014,129	—	357,169	395,057	1,766,355

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	1,865,789	278,004	(397,940)	514,068	2,259,921
Amortized negative goodwill	67,726	—	4,866	—	72,592
Benefits granted to employees	171,531	—	(141,162)	61,702	92,071
Other temporary differences	241,094	80,363	415,961	(101,734)	635,684

Total Non-current liabilities	2,346,140	358,367	(118,275)	474,036	3,060,268

Total net	(1,332,011)	(358,367)	475,444	(78,979)	(1,293,913)

Effect in the income of the year			475,444

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2008	acquisition	in income	income	December 31, 2009
Non-current assets

Tax losses	581,395	—	211,785	(122,278)	670,902
Offset of tax losses	28,405	—	9,258	—	37,663
Provision for tax	122,449	—	1,865	13,382	137,696
Benefits granted to employees	470,893	—	11,045	(243,197)	238,741
Other temporary differences	411,185	—	(4,920)	(306,206)	100,059
Amortized goodwill	57,768	—	(65)	(19,344)	38,359
Property, plant and equipment	(6,920)	—	6,920	—	—
Provision for losses	101,180	—	15,787	6,649	123,616

Total Non-current assets	1,766,355	—	251,675	(670,994)	1,347,036

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	2,259,921	49,798	(46,865)	(573,843)	1,689,011
Amortized negative goodwill	72,592	—	50,915	(27,119)	96,388
Benefits granted to employees	92,071	—	26,429	52,133	170,633
Other temporary differences	635,684	—	(55,124)	(262,833)	317,727

Total Non-current liabilities	3,060,268	49,798	(24,645)	(811,662)	2,273,759

Total net	(1,293,913)	(49,798)	276,320	140,668	(926,723)

Effect in the income of the year			276,320

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2009	acquisition	in income	income	December 31, 2010
Non-current assets

Tax losses	670,902	—	140,570	10,340	821,812
Offset of tax losses	37,663	—	38,786	—	76,449
Provision for tax	137,696	—	51,199	4,581	193,476
Benefits granted to employees	238,741	—	6,072	(87,045)	157,768
Other temporary differences	100,059	4,562	(48,606)	114,762	170,777
Amortized goodwill	38,359	—	35,789	(1,669)	72,479
Provision for losses	123,616	—	(6,367)	(30,999)	86,250

Total Non-current assets	1,347,036	4,562	217,443	9,970	1,579,011

Non-current liabilities

Allocations in fair value	1,689,011	44,764	61,190	(77,884)	1,717,081
Amortized negative goodwill	96,388	—	(23,796)	—	72,592
Benefits granted to employees	170,633	—	20,967	(47,584)	144,016
Other temporary differences	317,727	—	18,635	798	337,160
Total Non-current liabilities	2,273,759	44,764	76,996	(124,670)	2,270,849

Total net	(926,723)	(40,202)	140,447	134,640	(691,838)

Effect in the income of the year			140,447

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Credits recognized over tax losses and negative basis of social contribution are supported by projections of taxable income, based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future, allowing an estimated recovery of credits. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their expectation of realization.

c) Estimated recovery of income and social contribution tax credits:

	Assets
	2010	2009
2010	—	258,074
2011	373,210	185,249
2012	229,942	190,869
2013	190,350	195,864
2014	183,873	199,512
After 2015	601,636	317,468
	1,579,011	1,347,036

	Liabilities
	2010	2009
2010	—	96,070
2011	82,752	114,326
2012	96,267	111,717
2013	96,478	111,972
2014	96,023	111,717
After 2015	1,899,329	1,727,957
	2,270,849	2,273,759

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

		Machines,					Property, plant and
	Lands and	equipment, and	Furniture and		Data electronic	Foresting/	equipment under
	buildings	installations	Fixture	Vehicles	equipment	reforesting	construction	Total
Gross cost of the property, plant, and equipment
Balances as of January 01, 2008	4,732,794	14,698,041	177,263	132,192	553,411	410,527	2,372,356	23,076,584
Foreign exchange effect	525,834	1,606,036	35,433	24,489	11,365	—	174,114	2,377,271
Acquisitions/sales of companies and alocation of fair value	193,529	922,442	5,251	—	—	—	18,559	1,139,781
Additions	248,630	785,247	36,392	47,157	48,540	108,167	1,864,911	3,139,044
Transfers	158,411	1,529,666	6,489	(2,134)	38,759	301	(1,731,492)	—
Disposals	(26,055)	(217,716)	(2,506)	(3,549)	(2,185)	(16,835)	(28,611)	(297,457)
Balances as of December 31, 2008	5,833,143	19,323,716	258,322	198,155	649,890	502,160	2,669,837	29,435,223
Foreign exchange effect	(289,136)	(1,139,241)	(37,309)	(26,339)	178,771	—	(89,076)	(1,402,330)
Acquisitions/sales of companies	—	3,189	—	—	—	—	—	3,189
Additions	26,225	277,498	13,887	4,202	74,238	51,940	929,786	1,377,776
Transfers	(45,676)	1,942,361	(9,951)	(33,225)	(27,132)	(17,384)	(1,808,993)	—
Disposals	(30,606)	(771,018)	(17,042)	(22,763)	(119,229)	(73,774)	(82,878)	(1,117,310)
Impairment (note 28.2)	(73,138)	(497,488)	(61)	(3,880)	(1,914)	—	(17,599)	(594,080)
Balances as of December 31, 2009	5,420,812	19,139,017	207,846	116,150	754,624	462,942	1,601,077	27,702,468
Foreign exchange effect	(91,688)	(512,149)	2,618	1,836	(14,849)	—	3,320	(610,912)
Acquisitions/sales of companies	35,800	109,436	—	—	—	—	27,862	173,098
Additions	89,107	49,189	6,432	4,133	7,974	108,628	1,023,306	1,288,769
Transfers	519,280	718,598	1,595	12,397	22,457	—	(1,274,327)	—
Disposals	(24,874)	(127,586)	(1,709)	(18,291)	(3,455)	(58,915)	(9,051)	(243,881)
Impairment (note 28.2)	—	(168,449)	—	—	—	—	—	(168,449)
Reversal of Impairment (note 28.2)	33,911	154,910	44	—	—	—	—	188,865
Balances as of December 31, 2010	5,982,348	19,362,966	216,826	116,225	766,751	512,655	1,372,187	28,329,958

		Machines,					Property, plant and
	Lands and	equipment, and	Furniture and		Data electronic	Foresting/	equipment under
	buildings	installations	Fixture	Vehicles	equipment	reforesting	construction	Total
Accumulated depreciation
Balance on January 01, 2008	(1,416,797)	(5,245,274)	(104,531)	(67,928)	(337,047)	(77,063)	—	(7,248,640)
Foreign exchange effect	(55,728)	(545,866)	(19,434)	(12,232)	(15,169)	—	—	(648,429)
Depreciation, amortization and depletion	(193,828)	(1,298,641)	(21,176)	(26,611)	(70,635)	(13,277)	(4)	(1,624,172)
Transfers	(17)	(175)	1	191	—	—	—	—
Disposals	5,092	130,053	1,052	2,396	2,172	—	—	140,765
Balances as of December 31, 2008	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(90,340)	(4)	(9,380,476)
Foreign exchange effect	(187,900)	(888,589)	21,518	11,109	(30,920)	(34)	919	(1,073,897)
Depreciation, amortization and depletion	(35,525)	(1,442,492)	(9,736)	(11,130)	(42,382)	(21,599)	(361)	(1,563,225)
Transfers	204	(21,139)	1,299	537	1,551	17,691	(143)	—
Disposals	7,963	742,400	16,876	18,937	117,855	68,137	—	972,168
Impairment	3,529	67,513	—	1,574	1,447	—	—	74,063
Balances as of December 31, 2009	(1,873,007)	(8,502,210)	(114,131)	(83,157)	(373,128)	(26,145)	411	(10,971,367)
Foreign exchange effect	83,568	219,397	(1,697)	857	5,891	—	—	308,016
Depreciation, amortization and depletion	(232,659)	(1,376,603)	(18,003)	(15,093)	(55,448)	(16,681)	—	(1,714,487)
Transfers	3,867	(984)	(19)	(3,115)	251	—	—	—
Disposals	4,806	80,693	754	12,197	3,663	16,887	—	119,000
Impairment	—	100,440	—	—	—	—	—	100,440
Balances as of December 31, 2010	(2,013,425)	(9,479,267)	(133,096)	(88,311)	(418,771)	(25,939)	411	(12,158,398)

Net property, plant and equipment
Balances as of December 31, 2008	4,171,865	12,363,813	114,234	93,971	229,211	411,820	2,669,833	20,054,747
Balances as of December 31, 2009	3,547,805	10,636,807	93,715	32,993	381,496	436,797	1,601,488	16,731,101
Balances as of December 31, 2010	3,968,923	9,883,699	83,730	27,914	347,980	486,716	1,372,598	16,171,560

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property,
plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. are also insured against loss of profits.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2010 totaled R$ 48,246 (R$ 78,535 and R$ 120,010 during the years ended on December 31, 2009 and 2008, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 129,202 as of December 31, 2010 (R$ 218,833 and R$ 2,341,749 as of December 31, 2009 and 2008, respectively).

e) Impairment of property, plant and equipment — The Company carried out impairment tests on its property, plant and equipment as discussed in Note 28. On December 31, 2010, the residual amount for the fixed assets impacted by the impairment is R$ 34,622 for lands, buildings and constructions and R$ 13,089 for machines, equipments and installations.

NOTE 11 — INVESTMENTS

a) Associates and jointly-controlled entities

				Joint					Gerdau
			Armacero	Ventures	Grupo Multisteel				Corsa	Corporación Centro		Kalyani	Maco
	Dona Francisca		Ind. Com.	North	Business Holdings		Corsa Controladora		S.A.P.I. de	Americana del Acero,		Gerdau Steel	Holdings
	Energética S.A.		Ltda.	America	Corp.		S.A. de C.V.		C.V.	S.A.		Ltd.	Ltda.	Others	Total
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment	Investment	Investment
Balances as of January 01, 2008	74,586	17,074	6,120	286,157	152,703	76,472	—	—	—	—	—	—	—	15,130	628,242
Equity in earnings	9,904	—	8,492	34,832	56,432	—	33,813	—	9,948	6,421	—	(37,459)	—	425	122,808
Cumulative Translation Adjustment	—	—	1,326	253,453	42,225	15,123	20,324	36,097	(2,291)	56,364	93,533	7,467	—	—	523,621
Dividends	—	—	—	(183,582)	—	—	—	—	—	—	—	—	—	—	(183,582)
Acquisition/disposal of investment	—	—	—	—	—	892	52,250	134,034	80,479	103,978	199,718	127,254	—	(14,621)	683,984
Reclassification of fair value	—	—	—	—	41,602	(41,602)	—	—	—	63,243	(63,243)	—	—	—	—
Balance as of December 31, 2008	84,490	17,074	15,938	390,860	292,962	50,885	106,387	170,131	88,136	230,006	230,008	97,262	—	934	1,775,073
Equity in earnings	5,966	—	1,192	(15,579)	(56,347)	—	13,076	—	(4,639)	(15,121)	—	(37,505)	—	—	(108,957)
Cumulative Translation Adjustment	2,154	—	(1,323)	(95,592)	(74,128)	(8,319)	(2,933)	(30,454)	(25,409)	(81,550)	(58,680)	2,393	—	122	(373,719)
Dividends	—	—	—	(20,931)	(2,721)	—	(17,963)	—	—	(4,780)	—	—	—	—	(46,395)
Impairment	—	—	—	—	—	—	—	—	—	—	—	(46,092)	—	—	(46,092)
Balance as of December 31, 2009	92,610	17,074	15,807	258,758	159,766	42,566	98,567	139,677	58,088	128,555	171,328	16,058	—	1,056	1,199,910
Equity in earnings	12,765	—	1,773	829	15,075	—	7,385	—	(1,657)	(6,672)	—	(13,093)	23,049	—	39,454
Cumulative Translation Adjustment	—	—	333	1,844	(8,236)	(3,454)	1,226	1,009	769	7	(9,409)	(1,813)	—	—	(17,724)
Dividends	(5,182)	—	—	(43,788)	441	—	(8,279)	—	—	165	—	—	—	—	(56,643)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—	—	234	234
Capital increase	—	—	—	—	—	—	—	—	—	—	—	24,552	74,737	—	99,289
Balance as of December 31, 2010	100,193	17,074	17,913	217,643	167,046	39,112	98,899	140,686	57,200	122,055	161,919	25,704	97,786	1,290	1,264,520

b) Other investments

	MRS Logística S.A.	Others
	Investment	Investment	Total
Balance as of January 01, 2009	4,772	16,996	21,768
Acquisition/disposal of investment	—	(2,133)	(2,133)
Balance as of December 31, 2009	4,772	14,863	19,635
Acquisition/disposal of investment	—	(633)	(633)
Balance as of December 31, 2010	4,772	14,230	19,002

The results of the impairment tests on its investments are presented in Note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 12 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2008	6,043,396	—	6,043,396
(+/-) Foreign exchange effect	2,568,239	(38,919)	2,529,320
(+) Additions	2,775,351	—	2,775,351
(-) Write-off	(53,965)	—	(53,965)
Balance as of December 31, 2008	11,333,021	(38,919)	11,294,102
(+/-) Foreign exchange effect	(2,632,029)	29,377	(2,602,652)
(+) Additions	26,111	—	26,111
(-) Write-off	(91,563)	—	(91,563)
(-) Impairment losses	—	(201,657)	(201,657)
Balance as of December 31, 2009	8,635,540	(211,199)	8,424,341
(+/-) Foreign exchange effect	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balance as of December 31, 2010	8,353,409	(195,311)	8,158,098

The amount of goodwill by segment is as follows:

	2010	2009	2008
Brazil	372,402	376,322	464,699
Specialty Steels	1,800,754	1,933,685	2,807,117
Latin America	696,110	682,998	756,041
North America	5,288,832	5,431,336	7,266,245
	8,158,098	8,424,341	11,294,102

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, as the discounted cash flow for operating segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed. On December 31, 2010, the Company carried out goodwill impairment tests for all of its operating segments, which represented the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of recoverability of goodwill as disclosed in Note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 13 — INTANGIBLE ASSETS

Intangible assets refer basically to relationships arising from the acquisition of companies and software development:

				Customer
	Supplier		Carbon Emission	contracts and
	relationship	Software development	Reduction Certified	relationships	Others	Total
Balance as of January 01, 2008	—	—	6,564	1,062,191	4,960	1,073,715
Exchange variation	—	—	3,154	473,019	468	476,641
Acquisition	—	—	25,843	—	26,285	52,128
Business combination acquisitions	—	—	—	404,953	—	404,953
Disposal	—	—	(12,709)	(30,135)	(17,756)	(60,600)
Amortization	—	—		(230,927)	(2,980)	(233,907)
Balance as of December 31, 2008	—	—	22,852	1,679,101	10,977	1,712,930
Exchange variation	—	—	(4,548)	(369,298)	(253)	(374,099)
Business combination acquisitions	155,682	—	—	—	—	155,682
Impairment	—	—	—	(270,544)	—	(270,544)
Amortization	(28,637)	—	(10,561)	(190,495)	(1,476)	(231,169)
Balance as of December 31, 2009	127,045	—	7,743	848,764	9,248	992,800
Exchange variation	—	—	(2,430)	(30,526)	129	(32,827)
Acquisition	—	82,701	11,897	—	—	94,598
Business combination acquisitions	—	—	—	30,591	—	30,591
Reversal of impairment losses	—	—	—	216,191	—	216,191
Disposal	—	—	(4,925)	—	—	(4,925)
Amortization	(8,129)	—	—	(110,558)	(918)	(119,605)
Balance as of December 31, 2010	118,916	82,701	12,285	954,462	8,459	1,176,823
Estimated useful lives	5 to 20 years	7 years	Undefined	5 to 20 years	5 years

The composition of other intangible assets by segment is as follow:

	2010	2009	2008
Brazil	190,228	130,706	3,661
Specialty Steels	272,455	60,501	491,067
North America	714,140	801,593	1,218,202
	1,176,823	992,800	1,712,930

Intangible assets are amortized over their estimated useful lives and have the counterpart the account the cost of sales. The 2010 acquisitions refer substantially to the software development project with application on the business management and the allocation is detailed in note 3.5.c. The evaluation results of the other intangible assets impairment are presented in note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 14 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2010	2009
Short term financing in Brazilian reais
Working capital	6.09%	151,379	130,830
Financing of investment	10.85%	5,729	259,722
Short term financing in foreign currency
Working capital (US$)	1.93%	502,393	124,894
Working capital (€)	3.30%	100,635	93,247
Working capital (Clp$)	1.95%	24,373	18,404
Working capital (Cop$)	6.82%	79,775	92,738
Working capital (PA$)	9.78%	35,377	472
Working capital (Mxn$)	7.45%	46,314	7,276
Financing of property, plant and equipment and others (US$)	4.34%	5,930	7,614
		951,905	735,197
Plus current portion of long-term financing		626,063	621,584
Short term financing plus current portion of long-term financing		1,577,968	1,356,781

Long-term financing in Brazilian reais
Working capital	6.33%	939,286	103,604
Financing of property, plant and equipament	7.90%	1,497,509	1,749,301
Long-term financing in foreign currency
Working capital (US$)	2.96%	1,062,624	1,141,440
Working capital (€)	3.30%	82,761	149,126
Working capital (Mxn$)	7.45%	4,872	12,041
Working capital (COP$)	6.82%	206,638	300,440
Bearer bonds (Perpetual bonds and Senior Notes) (US$)		—	1,046,780
Ten Year Bonds (US$)	6.71%	6,709,187	4,840,778
Term Loan Facility (US$)	1.68%	2,073,264	2,942,628
Advances on export contracts (US$)	5.91%	130,138	514,015
Financing of investment (US$)	4.34%	38,323	81,488
Financing of property, plant and equipament and others (US$)	3.59%	241,517	303,098
		12,986,119	13,184,739
Less: current portion		(626,063)	(621,584)
Long term financing minus current portion		12,360,056	12,563,155
Total financing		13,938,024	13,919,936

(*) Weighted average effective interest costs on December 31, 2010.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas), or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010	2009
Brazilian Real (R$)	2,593,903	2,243,457
U.S. Dollar (US$)	10,763,376	11,002,735
Euro (€)	183,396	242,373
Colombian Peso (Cop$)	286,413	393,178
Argentine Peso (PA$)	35,377	472
Chilean Peso (Clp$)	24,373	18,404
Mexican Peso (Mxn$)	51,186	19,317
	13,938,024	13,919,936

Timeline of installments payments of long term loans and financing is as follows:

	2010	2009
2011	—	677,664
2012	1,547,697	2,650,655
2013	2,589,530	2,305,967
2014	787,169	378,255
2015 on	7,435,660	6,550,614
	12,360,056	12,563,155

a) Ten Year Bonds

Bond 2021

On October 01, 2010, the subsidiary Gerdau Trade Inc., concluded the issuance of bonds totaling US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.. On December 31, 2010, the outstanding principal of this facility was R$ 2,082,750. Part of these resources were used for early settlement of the obligation (Perpetual Bond) in a total of US$ 600 million (R$ 1,031 million on the redemption date). These obligations were captured on September 15, 2005 and had no final maturity, and from September 22, 2010, Gerdau has the right to exercise the repurchase the bond.

Bond 2020

On November 18, 2009, subsidiary Gerdau Holdings Inc. concluded the issue of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding principal of this facility is US$1.25 billion (R$ 2,082,750 on December 31, 2010).

Bond 2017

On October 10, 2007, subsidiary GTL Trade Finance Inc. concluded the issue of bonds totaling US$1billion with subsequent reopening of US$ 500 million, totalizing US$1.5 billion and final maturity on October 20, 2017. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding principal of this facility was US$1.5 billion (R$ 2,499,300 on December 31, 2010).

b) Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing totaling US$2.75 billion and final maturity on September 14, 2013. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2010 the outstanding principal of this facility was US$1.26 billion (R$ 2,103,578 on December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 85,134 on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders’, for which the Company pays a fee of 0.95% per year, over the amount endorsed.

d) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants.

In the second quarter of 2009, the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements and this default, in the case of occur, would be in the end of the third or fourth quarters of 2009.

As a proactive initiative, the Company worked on a proposal for a temporary reset of the financial covenants and, during the second quarter of 2009, presented the proposal to its creditors involved in debt facilities subject to financial covenants. On June 22, 2009, the Company obtained approval from 100% of the affected creditors, representing 43 banks and a portion of US$3.7 billion of the Company’s total indebtedness.

The ‘covenant reset’ would be in place in case of a covenant breach, which was the case on September 30, 2009. This structure still active until September 30, 2010, when it was not necessary anymore.

Below are brief descriptions of the financial covenants originally required in the Company’s debt agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), according to the contracts with banks (earnings before interest, taxes, depreciation, amortization, impairment reversal/losses and restructure costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2010 such covenant was 4.6 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2010 such covenant was 2.8 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200; As of December 31, 2010 such level was R$ 20,147,615; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2010 the current ratio was 2.6 times.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

e) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be applied on revamp and modernization in several areas, increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds will be made available at the time each subsidiary start its specific investment and present to BNDES its respective

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

certificate of accomplishment. The transaction bears interest rate of TJLP + 2.21% p.a. The transaction is guaranteed per guarantee and financial covenants of Metalúrgica Gerdau S.A.. As of December 31, 2010, the credit facility was not in use by the Company.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2010, R$ 499,836 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

The North American subsidiaries have a US$ 650 million (R$ 1,083,030 on December 31, 2010) line of credit that expires in December 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2010.

In May 2008, the subsidiary Gerdau Macsteel, Inc. obtained a line of credit with a consortium of banks, leaded by Citibank N.A., in a total of US$ 100 million (R$ 166,620 on December 31, 2010) 3-year revolving credit facility. On December 31, 2010, no amounts were outstanding on this line of credit. The interest rate was LIBOR + 1.25% p.a.. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.

NOTE 15 — DEBENTURES

	General	Quantity as of December 31, 2010
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges*	2010	2009
3rd- A and B	May 27,1982	144,000	97,187	06/01/2011	CDI	115,069	115,844
7th	July 14, 1982	68,400	45,349	07/01/2012	CDI	40,717	33,838
8th	November 11, 1982	179,964	5,548	05/02/2013	CDI	463,656	313,986
9th	June 10, 1983	125,640	35,816	09/01/2014	CDI	14,452	42,380
11th - A and B	June 29, 1990	150,000	124,573	06/01/2020	CDI	98,077	94,931
Total Consolidated						731,972	600,979

Current						115,069	—
Non-current						616,902	600,979

(*) CDI - Interbank Deposit Certificate

Maturities of long-term amounts are as follows:

	2010	2009
2011	—	115,844
2012	40,717	33,838
2013	463,656	313,986
2014	14,452	42,380
After 2015	98,077	94,931
	616,902	600,979

Debentures issued by Gerdau S.A. The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 9.75% and 9.88% as of December 31, 2010 and December 31, 2009, respectively.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, perpetual bonds, Ten Years bonds, Term Loan Facility, other financing, debentures, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non-

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

controlling interests. These transactions are not conducted for speculative purposes nature and are intended to hedge the company against exchange rate fluctuations on foreign currency-denominated loans and against interest rate fluctuations.

The Company uses derivative instruments and non-derivatives as hedges of certain operations, and applies the hedge accounting methodology for some of these transactions.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2010		2009
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	1,061,034	1,061,034	2,091,944	2,091,944
Short-term investments	1,142,258	1,142,258	2,727,404	2,727,404
Trade accounts receivable	3,153,027	3,153,027	2,585,709	2,585,709
Trade accounts payable	1,783,274	1,783,274	1,705,058	1,705,058
Perpetual bonds	—	—	1,044,720	1,069,271
Ten Years Bonds	6,709,187	7,167,676	4,840,778	5,047,889
Term Loan Facility	2,073,264	2,073,264	2,942,628	2,942,628
Other financing	5,155,573	5,155,573	5,091,810	5,091,810
Debentures	731,971	731,971	600,979	600,979
Unrealized gains on derivatives	6,312	6,312	20,034	20,034
Unrealized losses on derivatives	92,476	92,476	92,860	92,860
Other accounts receivable	443,978	443,978	577,773	577,773
Other accounts payable	767,913	767,913	586,877	586,877
Put options on minority interest	516,706	516,706	518,096	518,096

The market value of Ten-Year bond Securities and Perpetual bonds are based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 14) and debentures (note 15). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity Ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 14 and 15, respectively.

The following are the contractual maturities of financial liabilities:

	2010
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5

Long-term debt obligations	12,986,119	626,063	4,137,227	790,504	7,432,325
Debentures	731,971	115,069	504,373	14,452	98,077
Put option the remaining stake in PCS acquisition	40,341	40,341	—	—	—
Put option the remaining stake in Sipar acquisition	11,497	—	—	11,497	—
Put option granted to Santander Group on Corporación Sidenor acquisition	464,868	—	—	464,868	—
Total	14,234,796	781,473	4,641,600	1,281,321	7,530,402

	2009
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5

Long-term debt obligations	13,184,739	621,584	3,328,319	2,684,222	6,550,614
Debentures	600,979	—	463,668	42,380	94,931
Put option the remaining stake in PCS acquisition	56,483	—	56,483	—	—
Put option the remaining stake in Sipar acquisition	12,014	—	—	—	12,014
Put option granted to Santander Group on Corporación Sidenor acquisition	449,599	—	449,599	—	—
Total	14,303,814	621,584	4,298,069	2,726,602	6,657,559

The Company performed the following sensitivity analysis:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Impacts on Statements of Income and Comprehensive Income
Assumptions	Variance	2010
Foreign currency sensitivity analysis	5%	88,535
Interest rate sensitivity analysis	0.10%	77,516
Price products sensitivity analysis	1%	313,932
Sensitivity analysis of changes in sales price of products and price of raw materials	1%	182,126
Sensitive analysis of interest rate swaps	0.10%	3,347
Sensitive analysis of currency swaps and NDF’s (Non Deliverable Forwards)	5%	3,941

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. As of December 31, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 88,535 as of December 31, 2010 (R$ 199,427 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the Dollar appreciation against Real for 2011 will be 2%.

The net amounts related to accounts receivable and accounts payable in foreign currency do not present relevant risks related to exchange rates fluctuation.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 77,516 as of December 31, 2010 (R$ 66,858 as of December 31, 2009) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 14 and 15, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate. Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 313,392 as of December 31, 2010 (R$ 265,401 as of December 31, 2009) and raw materials and other inputs totals R$ (182,126) as of December 31, 2010 (R$ (155,506) as of December 31, 2009). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1% change in the interest rates represents an income of R$ 3,347 (income of R$ 9,040 as of December 31, 2009) and a decrease of 0.1% change in the interest rates represents an expense of R$ 3,347 (expense of R$ 9,040 as of December 31, 2009). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of December 31, 2010, these effects would be recognized in statement of income and in the statement of comprehensive income, in the amounts of R$ 311 and R$ 3,036, respectively (R$ 2,075 and R$ 6,965 as of December 31, 2009). The effects of changes in cash flow hedges are recorded in the statement of comprehensive income and they are subsequently recognized in the statement of income upon settlement.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against US Dollar and Colombian Peso and

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Brazilian Real, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 3,941 (R$2,960 as of December 31, 2009) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 3,941 (R$2,960 as of December 31, 2009). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of comprehensive income and subsequently recognized in the statement of income upon settlement.

d) Financial Instruments per Category

Summary of the financial instruments per category:

			Assets at fair value
		Assets at fair value	with gains and losses
December 31, 2010		with gains and losses	recognized in
Assets	Loans and receivables	recognized in income	shareholder’s equity	Total
Short-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on derivatives	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Other accounts receivable	443,978	—	—	443,978
Cash and cash equivalents	1,061,034	—	—	1,061,034
Total	4,658,039	1,112,214	36,356	5,806,609

	Liabilities at market	Liabilities at fair value
	value with gains and	with gains and losses	Other financial
	losses recognized in	recognized in	liabilities at amortized
Liabilities	the result	shareholder’s equity	cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Debentures	—	—	731,971	731,971
Other accounts payable	—	—	767,913	767,913
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on derivatives	59,273	33,203	—	92,476
Total	575,979	33,203	17,221,182	17,830,364

			Assets at fair value
		Assets at fair value	with gains and losses
December 31, 2009		with gains and losses	recognized in
Assets	Loans and receivables	recognized in income	shareholder’s equity	Total
Short-term investments	—	2,619,418	107,986	2,727,404
Unrealized gains on derivatives	—	20,034	—	20,034
Trade accounts receivable	2,585,709	—	—	2,585,709
Other accounts receivable	577,773	—	—	577,773
Cash and cash equivalents	2,091,944	—	—	2,091,944
Total	5,255,426	2,639,452	107,986	8,002,864

	Liabilities at market	Liabilities at fair value
	value with gains and	with gains and losses	Other financial
	losses recognized in	recognized in	liabilities at amortized
Liabilities	the result	shareholder’s equity	cost	Total
Trade accounts payable	—	—	1,705,058	1,705,058
Ten Years Bonds	—	—	4,840,778	4,840,778
Term Loan Facility	—	—	2,942,628	2,942,628
Perpetual Bonds	—	—	1,044,720	1,044,720
Other financing	—	—	5,091,810	5,091,810
Debentures	—	—	600,979	600,979
Other accounts payable	—	—	586,877	586,877
Put options on minority interest	518,096	—	—	518,096
Unrealized losses on derivatives	81,180	11,680	—	92,860
Total	599,276	11,680	16,812,850	17,423,806

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in other Comprehensive income, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The final assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects from these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must arise from the generation of cash from its business and not gains from the financial market. Therefore, it considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criteria to determine the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. The methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and according to each market where the company has exposure. The swaps, both on the asset and on the liability side, are estimated in separate and discounted to present value. The difference in the result between extremities generates the swaps market value.

The amounts are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs)

The former subsidiary Aços Villares S.A. has sale in advanced the NDFs designated as cash flow hedge on December 01, 2010 (prior de incorporation), that assume the PTAX average from the month before the maturity date and the bank adopted a fixed US dollar rate for the maturity date. On December 31, 2010, the effects in the net income was a gain of R$ 10,755, recognized in the account “Gains and losses on derivatives, net”. Counterparts to this transaction include the banks Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

Subsidiary Cleary Holdings settled the NDF’s (Non Deliverable Forwards), which were designated as cash flow hedges with maturity date on February 5, 2010. This operation was conducted to hedge the exchange exposure on agreements of coal selling in the external market, which are in US Dollars. As of December 31, 2010, the effects of this NDF in the net income of the period was a loss of R$ 143 and it was registered in the account “Gains and losses on derivatives, net”. Counterpart to this transaction was Banco de Bogotá.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Subsidiary Cleary Holdings contracted the sale of NDF’s, which were designated as cash flow hedges with notional of US$ 20,000 (R$ 33,324 as of December 31, 2010) and US$ 17,500 (R$ 29,159 as of December 31, 2010), with maturity dates on February, 04, 2011, and March 04, 2011, respectively. This NDF’s were contracted in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby damage the Company image. The fair value of these contracts represents a net gain of R$ 383 and R$ 128, respectively. Counterpart to this transaction is Banco de Bogota.

The subsidiary Diaco S.A. contracted its NDFs designated as cash flow hedges, in the notional US$ 5,070 (R$ 8,448 as of December, 31, 2010) and US$ 5,040 (R$ 8,398 as of December, 31, 2010) with maturity dates on April 07, 2011, and October 07, 2011, respectively. These operations were contracted in order to protect itself from the exchange exposure existent in the financing with Davivienda Bank, which are in US Dollars. The fair value of these contracts represents a net gain of R$ 206 and R$ 66, respectively. Counterpart to this transaction is Banco de Davivienda.

The prospective and retrospective testing made for above financial instruments does not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

Subsidiary Aços Villares S.A, settled in advance, in December 03, 2010, interests rate swaps which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. In December 31, 2010, the effects on net income was a loss of R$ 501, registered on “Gains (Losses) on derivatives, net”. Counterparts for these transactions were Unibanco and ABN Amro Bank.

The Company, through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between December 21, 2010 and December 21, 2011. The notional values of these contracts together were US$ 100,000 (R$ 166,620 as of December 31, 2010). These transactions were made in order to optimize the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is inherent to its business. The fair values of these contracts as of December 31, 2010, is a loss of R$ 7,072 and a gain of R$ 5,529, generating a net loss of R$ 1,543.

Also through its subsidiary GTL Equity Investments Corp., the Company settled in advance an interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. This swap was contracted in order to minimize the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates. In December 31, 2010, the effect of this swap on net income was a loss of R$ 193 and it was registered on “Gains (Losses) on derivatives, net”.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a notional value of US$ 50,000 (R$ 83,310 as of December 31, 2010) and matures on April 03, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract as of December 31, 2010, is a net loss of R$ 6,064. Counterpart for this transaction is Banco Bilbao Vizcaya (BBVA).

Subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the fluctuation in LIBOR for the Term Loan Facility. Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$ 1,000,000 (R$ 1,666,200 as of December 31, 2010). Fixed rates for these swaps are between 3.3005% and 3.7070% and their mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps as of December 31, 2010 is a net loss of R$ 79,340, which generates a net effect on taxes of R$ 33,203 in a specific account of Equity. Counterparts for this transaction are ABN Amro Bank, HSBC, and JP Morgan.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Guarantee Margins

The Company has contracts of derivative financial instruments, which establish the possibility of deposits constitution and/or guarantee margins when the mark-to-market amounts of these instruments exceed the limits established in each contract. As of December 31, 2010, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Forward
Aços Villares S.A.			—	US$ 89,1 million	10,755	(21,950)	—	31,931	—	6,181	—	—
Diaco S.A			—	—	—	3,180	—	—	—	—	—	—
Diaco S.A			US$ 5,07 million	—	209	—	—	—	206	—	—	—
Diaco S.A			US$ 5,04 million	—	66	—	—	—	66	—	—	—
Siderúrgica del Perú S.A.A. - Siderperú			—	—	—	(913)	—	—	—	—	—	—
Gerdau Aza S.A.			—	—	—	(921)	—	—	—	—	—	—
Salomon Sack			—	—	—	130	—	—	—	—	—	—
Cleary Holdings			—	US$ 14,17 million	(143)	(50)	—	(584)	—	—	—	(584)
Cleary Holdings			US$ 20,0 million	—	383	—	—	—	383	—	—	—
Cleary Holdings			US$ 17,5 million	—	128	—	—	—	128	—	—	—
					11,398	(20,524)	—	31,347	783	6,181	—	(584)

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1,94%	—	US$ 39,18 million	(501)	(5,671)	—	—	—	—	—	(2,476)
	payable edge	6.95%
Gerdau Açominas S.A.			—	—	—	2,450	—	—	—	—	—	—

Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0,90%	US$ 50,0 million	US$ 64,29 million	(2,795)	(5,818)	—	—	—	—	(6,064)	(7,196)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1,37%	US$ 1 billion	US$ 1 billion	—	—	(33,203)	(38,281)	—	—	(79,340)	(65,856)
	payable edge	3.48%
Gerdau MacSteel Holdings Inc.	receivable edge	Libor 6M	—	—	—	(19,052)	—	—	—	—	—	—
	payable edge	3.59%
GTL Equity Investments Corp.	receivable edge	Libor 6M	—	US$ 7,5 million	(193)	(874)	—	—	—	—	—	(680)
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4,51% a.a.	US$ 100 million	US$ 300 million	4,483	47,883	—	—	5,529	13,853	(7,072)	(16,068)
	payable edge	3,51% a.a.
					994	18,918	(33,203)	(38,281)	5,529	13,853	(92,476)	(92,276)

Cross currency swap
Gerdau Açominas S.A.			—	—	—	(2,579)	—	—	—	—	—	—

Gerdau Açominas S.A.			—	—	—	(21,993)	—	—	—	—	—	—

					—	(24,572)	—	—	—	—	—	—
					12,392	(26,178)	(33,203)	(6,934)	6,312	20,034	(92,476)	(92,860)

The fair value effects were classified in the Balance sheet as follows:

	2010	2009
Unrealized gains on derivatives
Current assets	783	5,737
Non-current assets	5,529	14,297
	6,312	20,034
Unrealized losses on derivatives
Current liabilities	—	(2,483)
Non-current liabilities	(92,476)	(90,377)
	(92,476)	(92,860)
Net effect	(86,164)	(72,826)

f) Put options on non-controlling interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

advanced in January at each year after 2012. The option amount is € 208.648 (R$ 464.868 as of December 31, 2010), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2010, such potential obligation totaled R$ 464,868 (R$ 449,599 as of December 31, 2009).

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the minority shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on non-controlling interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of December 31, 2010 the amount recorded as potential obligation is R$ 40,341 (R$ 56,483 as of December 31, 2009).

The Company has a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity have the option to sell its 7.25% of its remaining interest to the Company. The option can be exercised either by the Company or the non-controlling shareholders as from 2010, being this interest must necessarily be acquired by 2015. The contract establishes the amount of US$ 6.900, equivalent to R$ 11,497 as of December 31, 2010 (R$ 12,014 as of December 31, 2009), adjusted by the fluctuation in the sales level by 10% up or down until the option be exercised.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1,500,000 (R$ 2,499,300 as of December 31, 2010), and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1,250,000 (R$ 2,082,750 as of December 31, 2010), which were made in order to provide part of the resources for these investments acquisitions abroad. . Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed retrospective and prospective effectiveness tests on December 31, 2010 in compliance with regulation IAS 39 and demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized an unrealized gain of R$ 130,750 in 2010 (gain of R$ 893,700 as of December 31, 2009) in the statement of comprehensive income.

h) Fair value measurement

IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS 7 describes the three levels of information to be used to measure fair value:

Level 1 - Quoted prices (not adjusted) in active markets for identical assets and liabilities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Level 2 — Other data available, except those include on the Level 1, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data (unobservable inputs) because market activity is insignificant or does not exist.

As of December 31, 2010, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value and subject to disclosure requirements of IFRS 7 as of December 31, 2010, are as follows:

	Fair Value Measurements at Reporting Date Using
	2010	Quoted Prices Active Markets for Identical Assets (Level 1)	Quoted Prices in Non-Active Markets for Similar Assets (Level 2)	Significant Unobservable Inputs (Level 3)
Current assets
Short-term investments
Trading	1,105,902	724,902	381,000	—
Available for sale	9,559	9,559	—	—
Derivatives	783	—	783	—
Non-current assets
Long-term investments
Available for sale	26,797	—	—	26,797
Derivatives	5,529	—	5,529	—
	1,148,570	734,461	387,312	26,797

Current liabilities
Derivatives		—		—

Non-current liabilities
Derivatives	92,476	—	92,476	—
Put options on minority interest
Sidenor	464,868	—	—	464,868
PCS	40,341	—	—	40,341
Sipar	11,497	—	—	11,497
	609,182	—	92,476	516,706
	1,757,752	734,461	479,788	543,503

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Quoted Prices in
		Active Markets	Non-Active	Significant
		for Identical	Markets for	Unobservable
		Assets	Similar Assets	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Current assets
Short-term investments
Trading	2,619,418	2,471,136	148,282	—
Available for sale	58,296	14,766	43,530	—
Derivatives	5,737	—	5,737	—

Non-current assets
Long-term investments
Available for sale	49,690	—	—	49,690
Derivatives	14,297	—	14,297	—
	2,747,438	2,485,902	211,846	49,690

Current liabilities
Derivatives	2,483	—	2,483	—

Non-current liabilities
Derivatives	90,377	—	90,377	—
Put options on minority interest
Sidenor	449,599	—	—	449,599
PCS	56,483	—	—	56,483
Sipar	12,014	—	—	12,014
	610,956	—	92,860	518,096
	3,358,394	2,485,902	304,706	567,786

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	(9,896)
(-) Gains and losses on conversion	(2,140)
(-) Sales of investments	(10,857)
Balance as of December 31, 2010	26,797

Liabilities
Balance as of December 31, 2009	518,096
(-) Interests and other contractual obligations	54,022
(-) Gains and losses on conversion	(55,412)
Balance as of December 31, 2010	516,706
543,503

Assets
Balance as of December 31, 2008	77,563
(-) Interests and other contractual obligations	(8,098)
(-) Gains and losses on conversion	(6,028)
(-) Sales of investments	(13,747)
Balance as of December 31, 2009	49,690

Liabilities
Balance as of December 31, 2008	698,321
(-) Interests and other contractual obligations	(49,067)
(-) Gains and losses on conversion	(143,172)
(+) Additions on put options on minority interest	12,014
Balance as of December 31, 2009	518,096
567,786

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 17 — TAXES PAYABLE

	2010	2009
Income tax and social contribution taxes	57,376	124,759
Payroll charges	130,369	89,171
ICMS (state VAT)	79,831	70,251
COFINS (tax on revenue)	14,404	28,143
IPI (federal VAT)	4,010	5,197
PIS (tax on revenue)	2,842	6,108
Withholding income tax	36,090	76,983
Taxes in installments	107,441	176,374
IVA (value-added tax) and others	92,604	98,695
	524,967	675,681

NOTE 18 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, the Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial-economic position, operational results and liquidity of the Company and its subsidiaries as of December 31, 2010.

The provisions were made considering the management and their legal advisors judgment for proceedings with probable expectation of losses, considering that amount of provisions enough to cover expected losses. There is no expectation for impacts in the Consolidated Financial Statements in higher amounts than the provision recognized and described below. The provisions balances are as follows.

I) Provisions

		2010	2009
a) Tax provisions
ICMS (state VAT)	(a.1)	48,946	55,448
CSLL (social contribution tax)	(a.2)	64,179	53,259
IRPJ - Corporate Income Tax	(a.3)	699	—
INSS (social security contribution)	(a.4)	20,531	35,698
ECE (Emergency Capacity Charge)	(a.5)	33,832	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	22,026	21,895
II (import tax)/IPI (excise tax) Drawback	(a.6)	1,070	921
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	268,383	78,950
Other tax provisions	(a.8)	13,213	15,483
		472,879	295,650
b) Labor provisions	(b)	160,026	141,507
c) Civil provisions	(c)	12,470	10,014
		645,375	447,171

(a) Tax Provisions

(a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

(a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

(a.3) Discussion related to Corporate Income Tax (IRPJ), being discussed in the administrative level.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(a.4) Discussion related to social securities’ contributions.

(a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the contingency will be reversed as the process are finished, with the consequent conversion of the deposit into income. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

(a.6) Provision related to discussion about the tax credit right.

(a.7) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has fully deposited in court the amounts under discussions.

(a.8) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

(b) Labor Provision

The Company and its subsidiaries are party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

(c) Civil Provision

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2010 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2010	2009	2008
Balance at the beginning of the year	447,171	467,076	489,103
(+) Amounts accrued against expense	382,507	112,203	105,035
(-) Reversal of amounts against income	(183,415)	(128,243)	(144,037)
(+) Foreign exchange effect on provisions in foreign currency	(888)	(3,865)	4,034
(+) Company acquisitions	—	—	12,941
Balance at the end of the year	645,375	447,171	467,076

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 56,227. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is the defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount is currently R$ 111,497. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products. In addition, management with the assistance of its legal advisors considers the changes of loss as being possible, but not probable.

a.3) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Comercial de Aços S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands reach a total

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

of R$ 117,893. An accounting provision was not made for these demands since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.4) The subsidiary Gerdau Internacional Empreendimentos Ltda. has a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in a update amount of R$ 232,414, related to profits abroad. An accounting provision was not made for these demands since it its probability to loss is classified as possible, but not probable, by management with the assistance of its legal advisors.

a.5) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 96,968. No provision has been recorded for these lawsuits since they were assessed as possible loss by management with the assistance of its legal advisors.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), they final opinion were that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedure irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070).

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been part of any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not to reverse its conviction.

b.2) Civil lawsuit filed by Sul América Seguradora against Gerdau Açominas S.A. and a third party to require acceptance of payment of R$ 34,383 to settle an indemnity claim. The insurance company pleaded doubt in relation to whom payment should be made and alleged that the Company is resisting receiving the payment and settling the matter. These doubts were refuted in the defense and the consigned amount was demonstrated to be insufficient. This was raised in December 2004 and the legal action continues in order to calculate the actual amount due.

Based on the opinion of its legal advisors, the Company´s expectation for loss is remote. It also expects that the ruling will declare the amount payable to be the amount stated in the appeal filed by the Company. Prior to this lawsuit, Gerdau Açominas S.A. filed a collection lawsuit for the amounts recognized by the insurance company for which it also expects a favorable outcome.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

These lawsuits arose from an accident with the blast furnace regenerators on March 23, 2002, which resulted in loss of production, material damages, and loss of profits. In 2002 it sued for indemnities of approximately R$ 110,000 based on the costs incurred during the period for equipment downtime and immediate expenses incurred to temporarily recover the equipment. Subsequently, new amounts were added to the dispute, as stated in the Company’s plea, although not yet recorded. The case is still in the hands of the court appointed engineering and accounting experts.

Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is not more likely than not.

III) Contingent assets

The Company had government titles from an ordinary lawsuit against the State of Rio de Janeiro for breach of Loan Agreement for Periodic Execution in cash, held under the Special Programme for Industrial Development - PRODI. Due to the lack of expectation for the receiving of those titles, the amounts were not being recognized in the financial statements.

With the enactment of State Law 5.647/2010/RJ, the Company used part of the government titles to pay due taxes and the consequent closure of disputes in the amount of R$ 7,392; transferred a portion of the credit in the amount of R$ 9,010, to its subsidiaries, and other portion in the net amount of R$ 87,064, to third parties, using the totality of the amount.

In September 2010, the General Attorney of the State of Rio de Janeiro homologated the compensations and transfers requested by the Company referred to above, which resulted the accounting recognition of the amount of R$ 103,466, being R$ 42,847 in the account Other Operating Income and R$ 59,571 in the Financial Income.

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2010	2009
Tax	458,458	297,332
Labor	31,631	26,167
Others	3,413	1,179
	493,502	324,678

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 19 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2010	2009
Assets
Associate Companies
Armacero Ind. Com. Ltda.	154	3,019

Others
Fundação Gerdau	23,214	45,942
Others	127	193
	23,495	49,154
Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(710)	(822)

Others
Others	(12)	—
	(722)	(822)
	22,773	48,332

	2010	2009	2008
Net financial income (expenses)	145	658	(47,512)

b)              Financial transactions

	Income (expenses)
	2010	2009	2008
Owners
Banco Gerdau S.A. - CDB	—	1,480	10,787
Indac - Ind. Adm. e Comércio S.A. (*)	(24,717)	(22,108)	(15,785)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company has guaranteed the financing contracts of the subsidiary Gerdau Açominas S.A. in the amounts of R$ 1,178,314 as of December 31, 2010.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperú for a secured loan of up to US$ 150,000 (R$ 249,930 as of December 31, 2010). In this date the amount used was US$ 9 (R$ 15).  The Company is also the guarantor for a credit facility of US$ 70,000 (R$ 116,634 on December 31, 2010) for this same subsidiary.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25,000 (R$ 41,655 as of December 31, 2010). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34,935 (R$ 58,209 as of December 31, 2010). In this date the amount used was US$ 32,878 (R$ 54,781).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 30,795, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas Ltd. and Gerdau Ameristeel Corporation are the guarantors to the subsidiary GNA Partners in financing agreement in the current amount of US$ 1,690,000 (R$ 2,815,878 as of December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1,500,000 (R$ 2,499,300 as of December 31, 2010).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of up to US$ 100,046 (R$ 166,697 as of December 31, 2010).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61,500,000, equivalent to US$ 35,000 (R$ 58,317 as of December 31, 2010).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 1,604 in December 31, 2010.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1,250,000 (R$ 2,082,750 as of December 31, 2010).

The Company provides guarantee to the subsidiary Gerdau Trade Inc. regarding the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1,250,000 (R$ 2,082.750 as of December 31, 2010).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 44,500 (R$ 74,146 as of December 31, 2010).

d)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 9.75% in December 31, 2010 (9.88% in December 31, 2009). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable.

e)              Management compensation

Gerdau S.A. paid to its management salaries and variable compensation a total amount of R$ 42,302 in December 31, 2010 (R$ 62,667 in December 31, 2009).

In 2010, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 415 — Defined benefit pension plan and R$ 379 – Defined contribution pension plan (R$ 509 and R$ 275 in December 31, 2009, respectively).

The stock options granted to management members is as follows:

									Accumulated stock
									options
Beginning of vesting period	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/08	dec/09
Exercises from	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15
Exercises until	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19
Exercise price per share (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12
Total granted to Board members	659,970	570,183	266,221	1,142,605	870,045	667,738	1,243,974	677,079	6,097,815
Exercised options	27,534	25,951	28,582	—	—	—	—	—	82,067
Canceled options	—	—	—	7,076	5,512	13,651	11,091	5,935	43,265

f)                Investment funds administration

Until September 04, 2009, the Company maintained marketable securities in investment funds administered by Gerval D.T.V.M. Ltda.. Currently, these funds are managed by third parties. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as Treasury Bills issued by the Brazilian Federal Government.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 20 — EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2010, are as follow:

	2010	2009
Actuarial assets - Defined benefit pension plan	—	476,701
Actuarial assets - Defined contribution pension plan	437,072	39,659
Total assets	437,072	516,360

Actuarial liabilities - Defined benefit pension plan	382,857	433,522
Acturial liabilities - Post-employment health care benefit	272,302	243,156
Retirement and termination benefit liabilities	179,312	284,622
Total liabilities	834,471	961,300

a)              Post-employment defined benefit pension plan

The Company is the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”). Includes the brazilians plans wich is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of these Plans consist mainly of investments in bank deposit certificates, federal government securities and marketable securities. The Açominas Plan is a plan wholly funded by the entity and its employees contributions and the Gerdau Plan is a plan wholly funded by the entity contributions.

In October 14, 2010, the Company, throught Gerdau - Sociedade de Previdência Privada, approved in PREVIC (regulatory public agency for complementary social security in Brazil) the settlement of defined benefit plan (“Plano Gerdau” and “Plano Açominas”), in which the participant will have the rights for the benefit settled. All participants of these plans, in process of extinction may: (i) choose to adhere a new defined contribution plan, when it will authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve trough future contributions and sponsors, plus the resources profitability; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices). The new contribution defined plan was developed after the analysis on the best complementary social security plan in Brazil, and based on the profile and the employees’ frequent necessities. The main object is offer a plan aligned with the best practices in the Brazilian market.

Additionally, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) and toghether they represent North-American Plans that cover substantially all their employees and provide benefits that supplement the retirement benefits for the employees of Gerdau Ameristeel Corporation and its subsidiaries and Gerdau MacSteel. The assets of the Plans are comprised of investments, mainly in marketable securities and these plans are wholly funded.

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed for these plans. Due to the migration process and the closing of Brazilian pension plans, the Company is not calculating the possible effects of changes in discount rates and expected return rate on assets for these plans. The possible effects of changes to the Americans Plan follow:

	1% Increase	1% Decrease
Discount rate	(5,001)	5,876
Expected return on plan assets	(9,420)	9,420

The accumulated amount recognized in Comprehensive Income for employee benefits is R$ (759,458) (R$ (499,821) in December 31, 2009)

Brazilian plans

The current expense of the defined benefit pension plans is as follow:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2010	2009	2008
Cost of current service	35,570	47,807	40,448
Cost of interest	133,099	122,140	103,952
Expected return on plan assets	(251,919)	(219,615)	(194,660)
Curtailment	(252,473)	—	—
Settlement	301,065	—	—
Expected contribution from employees	—	(11,359)	(10,508)
Net pension benefit	(34,658)	(61,027)	(60,768)

The reconciliation for assets and liabilities of the plans is as follow:

	2010	2009
Total obligations	(100,360)	(1,267,644)
Fair value of the assets of the plan	867,737	2,308,824
Balance of assets	767,377	1,041,180
Total assets, net	767,377	1,041,180
Restriction on actuarial assets due to restrictions of recovery	(767,377)	(568,965)
Net asset	—	472,215
Assets recognized	—	472,215

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follow:

	2010	2009	2008
Variation of the plan obligations
Obligation at the begining of the year	1,267,644	1,153,712	1,014,603
Cost of service	35,570	47,807	40,448
Cost of interest	133,099	122,140	103,952
Actuarial (gain) loss	(67,570)	(12,725)	25,106
Payments of the benefits	(44,956)	(42,775)	(30,158)
Curtailment	(252,473)	—	—
Settlement	(970,954)	—	—
Others	—	(515)	(239)
Obligation at the end of the year	100,360	1,267,644	1,153,712

	2010	2009	2008
Variation of the plan assets
Fair value of the plan assets at the begining of the year	2,308,824	1,837,694	1,701,896
Return of the plan assets	251,919	333,268	194,660
Contributions from sponsors	—	15,460	25,789
Contributions from participants	207	3,360	11,107
Actuarial gain (loss) on the assets	(23,691)	162,458	(65,071)
Payments of benefits	(44,956)	(42,775)	(30,158)
Settelment	(1,187,651)	—	—
Transfer to Defined contribution plan	(436,915)	—	—
Others	—	(641)	(529)
Fair value of plan assets at the end of the year	867,737	2,308,824	1,837,694

The fair value of plan assets include Company shares in the amount of R$ 28,884 (R$ 88,933 in December 31, 2009) and the shares from Metalúrgica Gerdau S.A., the parent Company, in the amount of R$ 64,888 (R$ 89,433 in December 31, 2009).

Amounts recognized as actuarial gains and losses in Comprehensive Income are as follow:

	2010	2009	2008
Actuarial (gains) losses in plan assets	23,691	(162,458)	65,071
Actuarial (gains) losses in obligations	(67,570)	(12,725)	25,106
Actuarial losses (gains) in contributions from employees	(207)	7,999	(599)
Restriction effect recognized in Comprehensive Income	198,412	—	—
Actuarial (gains) losses recognized in Comprehensive Income	154,326	(167,184)	89,578

The historical actuarial gains and losses of the plan are as follow:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(100,360)	(1,267,644)	(1,153,712)	(1,014,603)	(899,508)
Fair value of the plan assets	867,737	2,308,824	1,837,694	1,701,896	1,416,097
Superavit	767,377	1,041,180	683,982	687,293	516,589
Experience adjustments on plan liabilities (Gain)	(67,570)	(12,725)	25,106	14,836	36,411
Experience adjustments on plan assets (Gain)	23,691	(162,458)	65,071	(112,188)	(82,258)

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in Comprehensive Income.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The allocation for plan assets is shown below:

	2010
	Gerdau Plan	Açominas Plan
Fixed income	72.4%	83.7%
Variable income	27.4%	13.8%
Structure finance	0.2%	0.2%
Real estate	—	0.3%
Loans	—	2.0%
Total	100%	100%

	2009
	Gerdau Plan	Açominas Plan
Fixed income	65.5%	85.2%
Variable income	34.5%	12.7%
Real estate	—	0.3%
Loans	—	1.8%
Total	100%	100%

The investment strategy for the Gerdau Plan and Açominas Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates.

North American Plans

The current expense of the defined benefit pension plans is as follows:

	2010	2009	2008
Cost of current service	41,879	54,839	64,615
Cost of interests	83,278	83,360	89,727
Expected return on plan assets	(81,369)	(66,026)	(93,327)
Cost of past service	13,455	1,350	—
Curtailments effects	—	(45,581)	—
Net cost pension benefit	57,243	27,942	61,015

The reconciliation of plan assets and liabilities is as follows:

	2010	2009
Present value of defined benefit obligation	(1,627,430)	(1,472,773)
Fair value of the plan assets	1,253,595	1,043,737
Adjustment IFRIC 14	(9,022)	—
Total liabilities, net	(382,857)	(429,036)
Recognized asset	—	4,486
Recognized liabilities	(382,857)	433,522

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follows:

	2010	2009	2008
Variation of the benefits obligation
Obligation at the begining of the year	1,472,773	1,625,859	1,174,212
Acquisition of companies	—	—	179,159
Cost of service	41,879	54,839	64,615
Cost of interests	83,278	83,360	89,727
Payments of the benefits	(66,615)	(58,507)	(67,106)
Changes in plan	11,460	(448)	914
Reduction of losses	—	(45,580)	(4,896)
Actuarial losses (gains) on the obligation	123,378	195,775	(40,482)
Exchange variations	(38,723)	(382,525)	229,716
Obligation at the end of the year	1,627,430	1,472,773	1,625,859

	2010	2009	2008
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,043,737	1,023,045	942,416
Acquisition of companies	—	—	158,633
Return of the plan assets	81,369	66,026	95,614
Contributions from sponsors	137,272	122,270	116,356
Payments of benefits	(56,939)	(49,355)	(67,106)
Changes in the plan	1,995	1,797	—
Actuarial gains (losses) on the assets	47,237	74,924	(392,123)
Exchange variations	(1,076)	(194,970)	169,255
Fair value of plan assets at the end of the year	1,253,595	1,043,737	1,023,045

The past performance for actuarial gains and losses of the plan is as follows:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(1,627,430)	(1,472,773)	(1,625,859)	(1,174,212)	(1,262,617)
Fair value of the plan assets	1,253,595	1,043,737	1,023,045	942,416	983,029
IFRIC 14 Adjustment	(9,022)	—	—	—	—
Deficit	(382,857)	(429,036)	(602,814)	(231,796)	(279,588)
Experience adjustments on plan liabilities (Gain)	123,378	195,775	(40,482)	(64,799)	30,396
Experience adjustments on plan assets (Gain)	(47,237)	(74,924)	392,123	(46,971)	53,719

Amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2010	2009	2008
Actuarial (gains) losses in plan assets	(47,237)	(74,924)	392,123
Actuarial losses (gains) in obligations	123,378	195,775	(40,482)
Reduction of losses	—	—	(1,220)
Actuarial losses recognized in Comprehensive Income	76,141	120,851	350,421

Gerdau Ameristeel has an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that were accrued under the plans, providing an adequately funded asset pool which is separated and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultants that advice and support Investment Committee decisions and recommendations.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 60% in shares and 40% in debt securities. The policy also expresses that it will reallocate the assets of the plan when a class of assets reaches the minimum or maximum allocation and that this rebalancing will be done within a reasonable time.

The allocation of the assets of the plan as of December 31, 2010 is demonstrated below:

	2010	2009
Equity securities	62.3%	62.0%
Debt securities	35.6%	35.7%
Real estate	0.2%	0.2%
Others	1.9%	2.1%
	100%	100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2010 and 2009, respectively:

	2010
			North America
	Gerdau Plan	Açominas Plan	Plan
Average discount rate	10.25%	10.25%	5.25%
Rate of increase in compensation	8.68%	7.11%	3.25% - 4.25%
Expected rate of return on assets	12.08%	11.27%	7.00% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

	2009
			North America
	Gerdau Plan	Açominas Plan	Plan
Average discount rate	10.77%	10.77%	5.75% - 6.25%
Rate of increase in compensation	8.68%	7.11%	3.50% - 4.25%
Expected rate of return on assets	11.11%	10.46%	7.50% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

The expected rate of return on assets is used to determine the increase on the assets of the benefit plans related to the investments expected for the next year. The real rate of return on investments is selected considering the allocation of the assets classes that backing the benefits and the expectations about the return of each investment category. This rate is review annually and eventual changes are incorporated on the medium and long-term economic scenarios.

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. The total cost to these plans was R$ 12,048 in 2010 (R$ 8,269 in 2009). This employee benefit plan has an actuarial surplus made up by the portion that is not part of

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan and the portion of the superavit from the settlement of the defined benefit plan as described in the letter “a “, which may be used to compensate future contributions from the sponsors. The asset balance recorded for this defined contribution pension plan was R$ 437,072 (R$ 39,659 in 2009).

Foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, where the total cost for these plans was R$ 31,155 in 2010 (R$ 23,771 in 2009).

c) Post-employment health care benefit plan

The North American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated. This plan is unfunded.

The net periodic cost of post-employment health care benefits is as follows:

	2010	2009	2008
Cost of current service	2,906	4,100	5,117
Cost of interests	13,917	13,576	11,802
Cost of past service	—	—	105
Curtailments effects	—	(14,312)	—
Net cost pension benefit	16,823	3,364	17,024

The status of the funds post-employment health benefits is as follows:

	2010	2009
Present value of obligations	(272,302)	(243,156)
Total net liabilities	(272,302)	(243,156)

Changes in plan assets and actuarial liabilities were as follows:

	2010	2009	2008
Change in benefit obligation
Benefit obligation at beginning of the year	243,156	281,290	218,046
Companies aquisition	—	—	15,501
Cost of service	2,906	4,100	5,117
Cost of interest	13,917	13,576	11,802
Contributions from participants	2,601	2,648	—
Payment of benefits	(13,210)	(11,474)	(10,711)
Curtailments and termination benefits	—	(14,311)	—
Medical subsidy	332	—	—
Actuarial losses (gains) in obligations	29,170	30,089	(16,796)
Exchange variations	(6,570)	(62,762)	58,331
Benefit obligation at the end of the year	272,302	243,156	281,290

	2010	2009	2008
Change in plan assets
Contributions from sponsors	13,210	11,474	10,711
Payments of benefits	(13,210)	(11,474)	(10,711)
Fair value of plan assets at end of the year	—	—	—

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The past performance of actuarial gains and losses of the plan is as follows:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(272,302)	(243,156)	(281,290)	(218,046)	(236,579)
Deficit	(272,302)	(243,156)	(281,290)	(218,046)	(236,579)
Experience adjustments on plan liabilities	29,170	30,089	(16,796)	2,007	938

The amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2010	2009	2008
Losses (gains) on actuarial obligation	29,170	30,089	(16,796)
Actuarial losses (gains) recognized in Equity	29,170	30,089	(16,796)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2010	2009
Average discount rate	5.25%	5.75% - 6.25%
Health treatment - rate assumed next year	8.00%	8.20% - 8.70%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2019 (as of 2010) and 2016 to 2017 (as of 2009)	5.00% - 5.50%	5.00% - 5.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed for post-employment health benefits plans. The change of one point percentage on rates of health benefits post-employment would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,219	(1,681)
Effect over benefit plan obligations	36,320	(29,823)

d) Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 179.312 in December 31, 2010 (R$ 284.622 as of December 31, 2009).

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 21 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 72.093 as of December 31, 2010 (R$ 76,477 as of December 31, 2009) (R$ 29,191 and R$ 9,835 in Current Liabilities as of December 31, 2010 and December 31, 2009, respectively, and R$ 42,902 and R$ 66, 642 in Non-Current Liabilities as of  December 31, 2010 and December 31, 2009, respectively), which R$ 20,974 (R$ 25,863 as of December 31, 2009) is related for Brazilian subsidiaries and R$ 51,119 (R$ 50,614 as of December 31, 2009) related to foreign subsidiaries. The Company used

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 22 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase by new shares subscription, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of common and preferred outstanding shares, at the beginning and at the end of periods is presented below:

	2010		2009		2008
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	494,888,956	925,709,735	494,888,956	925,519,331	463,214,016	862,038,780
Treasure shares acquiring	—	(1,700,000)	—	(500,000)	(1,697,538)	(2,000,000)
Issuance shares	9,014,079	76,407,413	—	—	33,372,478	62,829,905
Exercise of stock options	—	495,683	—	690,404	—	2,650,646
Balance at the end of the year	503,903,035	1,000,912,831	494,888,956	925,709,735	494,888,956	925,519,331

In December, 2010, the Company issued 9,014,079 common shares and 76,407,413 preferred shares, which were entire subscribed by Prontofer Serviços de Construções Ltda. and Aços Villares S.A. At the conclusion of this issuance, the capital increase R$ 1,466,547.

On December 31, 2010, 505,600,573 common shares and 1,011,201,145 preferred shares are subscribed and paid up, in a total capital of R$ 15,651,353. On December 31, 2009, 496,586,494 common shares and 934,793,732 preferred shares are subscribed and paid up, in a total capital of R$ 14,184,805. The shares are distributed as follows:

	Shareholders
	2010
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	16,323,426	3.3	334,866,881	33.1	351,190,307	23.1
Other shareholders	73,443,060	14.5	212,882,441	21.1	286,325,501	19.0
Treasury stock	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

	2009
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2008
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,263,757	76.2	271,353,662	29.0	649,617,419	45.4
Brazilian institutional investors	17,205,645	3.5	147,132,331	15.7	164,337,976	11.5
Foreign institutional investors	25,757,428	5.2	309,427,863	33.1	335,185,291	23.4
Other shareholders	73,662,126	14.8	197,605,475	21.2	271,267,601	18.9
Treasury stock	1,697,538	0.3	9,274,401	1.0	10,971,939	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

	2010				2009		2008
	Common shares	R$	Preferred shares	R$	Preferred shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,083,997	124,128	9,274,401	122,263	9,925,047	106,667
Repurchases	—	—	1,700,000	44,620	500,000	11,071	2,000,000	49,702
Exercise of stock options (note 25)	—	—	(495,683)	(7,900)	(690,404)	(9,206)	(2,650,646)	(34,106)
Closing balance	1,697,538	557	10,288,314	160,848	9,083,997	124,128	9,274,401	122,263

As of December 31, 2010, the Company had 10,288,314 preferred shares in treasury, totaling R$ 160,847. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During 2010, 495,683 shares were delivered for the exercise of shares options with losses of R$ 1,985, which were recorded in the Retained Earnings. The average acquisition cost of these shares was R$ 15.65, ranging from R$ 6.78 to R$ 26.19.

c) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

f) Other reserves - Include: unrealized actuarial gains and losses on postretirement benefits, cumulative translation differences, unrealized gains and losses on net investment hedge, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income arrived at in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 115,843 for the year.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The interest on capital and dividends totaling R$ 629,692 credited during the year, as follow:

	2010	2009	2008
Net income	2,142,488	1,121,966	2,881,243
Constitution of legal reserve	(107,124)	(56,143)	(144,062)
Constitution of the tax incentives reserve	(113,914)	(93,428)	(178,984)
Adjusted net income	1,921,450	972,395	2,558,197

			Outstanding shares			Earnings in year
Period	Nature	R$ /share	(thousands)	Credit	Payment	2010	2009	2008
1st quarter	Interest	0.12	1,419,146	5/17/2010	5/27/2010	170,297	—	291,154
2nd quarter	Dividends	0.14	1,419,205	8/16/2010	8/26/2010	198,689	—	511,333
3rd quarter	Interest	0.12	1,420,134	11/16/2010	11/26/2010	170,417	106,539	255,671
4th quarter	Dividends	0.06	1,504,816	3/14/2011	3/24/2011	90,289	255,708	56,816
Interest on capital and dividends						629,692	362,247	1,114,974
Credit per share (R$)						0.44	0.25	0.79

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

h) Change in interest in subsidiary — as of December 31, 2010, the Company, through its subsidiaries, acquired interests in subsidiaries and as a result of these transactions recorded in equity the amount of R$ 1,977,558 (R$ 1,734,517 attributed to participation of controlling shareholders and R$ 243,041 attributed to non-controlling interests), which refers to the difference between the amount paid and the net assets acquired.

NOTE 23 — EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	2010
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	743,897	1,398,591	2,142,488

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	930,434,530

Earnings per share (in R$) — Basic	1.50	1.50

	2009
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	390,864	731,102	1,121,966

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,676,955

Earnings per share (in R$) — Basic	0,79	0,79

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2008
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,375,415	2,565,090	3,940,505

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	485,403,980	905,257,476

Earnings per share (in R$) — Basic	2.83	2.83

Diluted

	2010	2009	2008
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,398,591	731,102	2,565,090
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	1,141	786	2,909
	1,399,732	731,888	2,567,999

Net income allocated to common shareholders	743,897	390,864	1,375,415
Less:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(1,141)	(786)	(2,909)
	742,756	390,078	1,372,506

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	494,888,956	485,403,980
Preferred Shares
Weighted-average number of preferred shares outstanding	930,434,530	925,676,955	905,257,476
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,188,845	2,864,129	2,948,008
Total	932,623,375	928,541,084	908,205,484

Earnings per share — Diluted (Common and Preferred Shares)	1.50	0.79	(2.83)

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2010	2009	2008
Gross sales	35,666,379	30,124,727	46,724,857
Taxes on sales	(3,630,036)	(3,031,102)	(4,116,386)
Discounts	(643,134)	(553,575)	(700,626)
Net sales	31,393,209	26,540,050	41,907,845

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 25 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2010	2009	Granted	Cancelled	Exercised	2010

2004	6.78	5 years	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 years	25.02	426,401	—	(3,315)	(35,970)	387,116
2005	10.58	5 years	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 years	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 years	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 years	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 years	25.02	2,246,116	—	(46,531)	(30,549)	2,169,036
2010	29.12	5 years	25.02	—	1,208,576	(23,590)	—	1,184,986
				9,034,700	1,208,576	(173,015)	(419,920)	9,650,341

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2009	2008	Granted	Cancelled	Exercised	2009

2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(5,555)	(38,307)	426,401
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,285,238	(35,529)	(3,593)	2,246,116
				7,513,638	2,285,238	(73,737)	(690,439)	9,034,700

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	January 01,				December 31,
Year of grant	price - R$	period	price - 2008	2008	Granted	Cancelled	Exercised	2008

2003	2.65	5 years	26.49	2,356,866	—	(47)	(2,294,713)	62,106
2004	6.78	5 years	26.49	1,414,594	—	(39,694)	(25,041)	1,349,859
2005	10.58	3 years	26.49	837,612	—	(11,596)	(355,753)	470,263
2005	10.58	5 years	26.49	1,215,248	—	(41,732)	(17,951)	1,155,565
2006	12.86	5 years	26.49	1,894,160	—	(33,723)	(20,620)	1,839,817
2007	17.50	5 years	26.49	1,531,098	—	(66,782)	(8,588)	1,455,728
2008	26.19	5 years	26.49	—	1,202,974	(19,621)	(3,053)	1,180,300
				9,249,578	1,202,974	(213,195)	(2,725,719)	7,513,638

As of December 31, 2010, the Company has a total of 10.288.314 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

b) Status of the plan as of December 31, 2010:

	Grant
	2004	2005	2006	2007	2008	2009	2010	Average
Total options granted	988.582	1.319.797	1.624.621	1.280.299	1.083.020	2.169.036	1.184.986
Exercise price- R$	6,78	10,58	12,86	17,50	26,19	14,91	29,12	16,49
Fair value of options on the granting date - R$ per option (*)	1,92	1,11	4,33	7,64	10,55	6,98	13,07	6,45
Average exercise period on the grant date (years)	5,00	5,00	5,00	4,90	4,89	4,87	4,86	4,93

(*) Calculated considering the model of Black-Scholes.

The percentage of interest dilution, in which, eventually, the shareholders can be diluted in case of all options being exercised, is approximately 0.8%.

The long-term incentive plans costs recognized in the net income was R$ 13,730 in 2010 (R$ 10,001 in 2009).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.95%	57.81%	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award.  The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$11.8 million (R$ 20.81 million) was granted to participants under the EIP for 2010 performance.  The Company issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP.  All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. At December 31, 2010, there were 2,577,470 cash-settled SARs, 1,397,701 stock options, and 428,489 phantom shares outstanding under the LTIP.  These awards are being accrued over the vesting period.

An award valued at approximately US$10.6 million (R$24.54 million) was earned by participants pursuant to the long-term incentive plan in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock.  On March 5, 2009, the Company issued 2,002,116 options as part of this award.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of the Company not already owned, directly or indirectly, by Gerdau S.A.  In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares as well as shares under the amended and restated employment agreement of the Company’s President and Chief Executive (the “Executive”) were converted to awards in respect of American Depository Shares of Gerdau S.A. (“ADS”), which represents the right to receive one preferred share of Gerdau S.A.  The conversion was based on the relative value of a common share of the Company to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange.  A conversion factor was applied of 0.7993 (the “conversion factor”), equal to the final closing price of a common share of the Company on the New York Stock

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

Exchange (“NYSE”) divided by the closing price of an ADS on the NYSE on August 27, 2010, the last trading day for the Company’s common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding share-based activity prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Company’s common shares.  All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADSs.

Modification expenses for equity-settled awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee.  The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification.  If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period.  If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Company’s equity settled awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by the Company. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADSs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period.  On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADSs or a cash payment equal to the fair market value of the ADSs less the exercise price. The exercise price is set at the closing price of the underlying reference shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs.  For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant.  For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.

The grant date fair value of equity-settled SARs granted during the year ended December 31, 2010 was US$3.72 (R$ 6.2) and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

2010
Dividend yield	2.77%
Volatility in the price of the share	60.99%
Free rate of return risk	2.81%
Expected period to maturity	6.51 years

For equity-settled SARs which were modified during the year ended December 31, 2010, the modification date fair value was $6.40 (R$ 10.66). The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

2010
Dividend yield	2.95%
Volatility in the price of the share	53.63%
Free rate of return risk	1.77%
Expected period to maturity	6.04 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions.  Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of ADSs at the specified vesting date. As determined by the Company, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Gerdau S.A. on its ADSs at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the RSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of an RSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of RSUs was US$ 7.89 (R$ 13.15) for RSUs granted during the year ended December 31, 2010.

During the year ended December 31, 2010, all RSUs were converted to awards in respect of ADSs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one ADS for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Gerdau S.A. on its ADSs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that cliff vest in 5 years depends upon the Company’s performance over the performance period against pre-established performance goals. Compensation expense related to each PSU grant was recognized over the performance period based upon the fair value of the PSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of a PSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of PSUs was $7.89 (R$ 13.15) for PSUs granted during the year ended December 31, 2010.

During the year ended December 31, 2010, all PSUs were converted to awards in respect of ADSs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted under the EIP during the year ended December 31, 2010.  The grant date fair value of stock options granted under the long-term incentive plans during the year ended December 31, 2009 was US$ 1.59 (R$ 2.77). The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below.

2009
Expected dividend yield	3.10%
Expected volatility	62.95%
Risk-free interest rate	1.99%
Expected life	6.25 years

During the year ended December 31, 2010, all of the Company’s stock options were converted to awards in respect of ADSs (based on the conversion factor).  The Company revalued the original awards at the modification date and also fair valued the new awards at the modification date.  Both values were derived using the Black-Scholes option-pricing model.  The modification date fair value of the new awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by the Company.

The summary of stock option activity prior to the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2010			2009			2008
		Average market			Average market			Average market
		price in the year			price in the year			price in the year
	Number of shares	US$	R$	Number of shares	US$	R$	Number of shares	US$	R$
Available at beginning of the year	2,828,498	5.79	9.65	1,307,036	9.13	15.90	1,287,669	5.92	13.84
Options Granted	—	—	—	2,002,116	3.48	6.06	379,564	15.86	37.06
Options Exercised (a)	(299,589)	3.09	5.15	(108,590)	1.98	3.45	(324,847)	3.67	8.58
Options Cancelled	(355,194)	5.11	8.51	(372,064)	6.18	10.76	(23,350)	11.57	27.04
Exchange for options of Gerdau S.A.	(2,173,715)	10.99	18.31	—	—	—	(12,000)	21.89	51.16
Available at the end of the year	—	—	—	2,828,498	5.79	10.08	1,307,036	9.13	21.34

Shares exercised	—			665,320			583,464

(a) The weighted-average exercise price was computed based on the date of exercise.

The summary of stock option activity after the modification date was as follows ($000s):

	2010
		Average market
		price in the year
	Number of shares	US$	R$
Available at beginning of the year	—	—	—
Replacement options (referenced to Gerdau S.A. ADSs)	1.737.318	7,86	13,10
Options Granted	—	—	—
Options Exercised (b)	(96.727)	4,11	6,85
Options Cancelled	—	—	—
Available at the end of the year	1.640.591	8,08	13,46

Shares exercised	712.272	10,15	16,91

(b) The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at December 31, 2010:

			Average price of		Number
	Quantity	Average period of	the year		exercisable at
Exercise price range	available	grace (in years)	US$	R$	December 31, 2010
US$ 1.73 to US$ 4.35 (R$ 2.88 to R$ 7.25)	1,077,203	7.1	4.02	6.70	320,030
US$ 11.89 (R$ 19.81)	338,966	5.9	13.19	21.98	276,589
US$ 19.84 (R$ 33.06)	224,422	7.2	19.84	33.06	115,653
	1,640,591				712,272

During the years ended December 31, 2010 and 2009, the compensation costs recognized by the Company for all equity-settled awards were US$ 2.7 million (R$ 4.5 million) and US$ 1.0 million (R$ 1.74 million), respectively. The Company recorded compensation expense of US$ 9.3 million (R$ 15.5 million) and US$ 5.5 million (R$ 9.58 million), respectively, related to cash-settled awards for the years ended December 31, 2010 and 2009.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau MacSteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 1.1 million (R$ 1.83 million) was earned by participants in 2010 and was granted 44% in SARs, 37% in Performance Shares and 19% in Restrict Shares. In 2009, an award of approximately US$ 0.7 million (R$ 1.22 million) was earned by participants and was granted 80% in SARs and 20% in Phantom Stock.

Subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Restricted Shares

Dividend Yield	2,56%
Volatility in the price of share	53,25%
Free rate of return risk	1%
Expected period to maturity	3 years

SARS and Performance Shares

Dividend Yield	2,56%
Volatility in the price of share	53,25%
Free rate of return risk	1,608%
Expected period to maturity	4 years

As of December 31, 2010 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.9 million (R$ 3.17 million), and the average period for recognizing these costs was 5 years.

NOTE 26 – SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company segments are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels - Macsteel), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Business Segments
	2010
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	13,013,351	8,835,777	3,487,531	6,610,887	(554,337)	31,393,209
Cost of sales	(10,179,791)	(7,997,509)	(3,021,612)	(5,312,148)	637,584	(25,873,476)
Gross profit	2,833,560	838,268	465,919	1,298,739	83,247	5,519,733
Selling expenses	(288,448)	(83,971)	(76,270)	(102,839)	(19)	(551,547)
General and administrative expenses	(855,921)	(435,400)	(161,599)	(250,046)	(102,948)	(1,805,914)
Reversal of impairment losses	—	—	—	336,346	—	336,346
Restructuring costs	—	—	—	—	—	—
Other operating income (expenses)	(3,083)	1,880	38,639	(22,003)	91,047	106,480
Equity in earnings of unconsolidated companies	—	31,450	15,624	(20,368)	12,748	39,454

Operational (Loss) income before financial income (expenses) and taxes	1,686,108	352,227	282,313	1,239,829	84,075	3,644,552
Financial income	168,903	(3,970)	36,172	229,348	(134,890)	295,563
Financial expenses	(382,927)	(256,627)	(70,538)	(226,223)	(161,318)	(1,097,633)
Exchange variations, net	130,959	29,669	20,565	(7,979)	(68,850)	104,364
Gain and losses on derivatives, net	—	—	(2,152)	10,253	4,291	12,392
Income before taxes	1,603,043	121,299	266,360	1,245,228	(276,692)	2,959,238
Income and social contribution taxes	(418,482)	26,288	(40,722)	(359,086)	290,143	(501,859)
Net income	1,184,561	147,587	225,638	886,142	13,451	2,457,379

Supplemental information:
Net sales between segments	1,882,903	135,791	—	242,683	385,897	2,647,274
Depreciation/amortization	946,413	436,488	136,433	381,289	(7,549)	1,893,074
Investments in associates and jointly-controlled entities	—	217,641	804,832	26,993	215,053	1,264,520
Total assets	13,830,985	12,718,294	5,931,001	9,964,761	446,219	42,891,260
Total liabilities	5,157,551	6,346,213	2,882,484	5,380,224	2,886,884	22,653,356

	2009
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	10,596,318	8,293,434	3,137,088	4,777,119	(263,909)	26,540,050
Cost of sales	(7,516,373)	(7,703,052)	(3,069,705)	(4,383,848)	367,428	(22,305,550)
Gross profit	3,079,945	590,382	67,383	393,271	103,519	4,234,500
Selling expenses	(214,426)	(50,392)	(65,983)	(98,670)	(141)	(429,612)
General and administrative expenses	(754,915)	(435,418)	(183,591)	(273,916)	(66,654)	(1,714,494)
Impairment of assets	—	(165,134)	(136,491)	(770,565)	—	(1,072,190)
Reestructure costs	—	(49,238)	—	(101,469)	—	(150,707)
Other operating income (expenses)	(12,882)	(7,641)	(6,200)	80,199	34,871	88,347
Equity in earnings of unconsolidated companies	—	(15,578)	(61,840)	(37,506)	5,967	(108,957)
Operational (Loss) income before financial income (expenses) and taxes	2,097,722	(133,019)	(386,722)	(808,656)	77,562	846,887
Financial income	126,568	69,544	44,400	91,085	104,639	436,236
Financial expenses	(356,344)	(333,479)	(99,924)	(244,995)	(251,626)	(1,286,368)
Exchange variations, net	1,236,743	(76,573)	44,293	40,416	(183,996)	1,060,883
Gain and losses on derivatives, net	(22,122)	—	(4,393)	(46,673)	47,010	(26,178)
Income before taxes	3,082,567	(473,527)	(402,346)	(968,823)	(206,411)	1,031,460
Income and social contribution taxes	(770,960)	237,467	77,800	355,282	73,459	(26,952)
Net income	2,311,607	(236,060)	(324,546)	(613,541)	(132,952)	1,004,508

Supplemental information:
Net sales between segments	1,749,444	92,107	44,634	130,564	253,205	2,269,954
Depreciation/amortization	736,880	558,108	85,316	389,841	(24,826)	1,745,319
Investments in associates and jointly-controlled entities	—	258,758	814,356	17,112	109,684	1,199,910
Total assets	13,513,608	13,673,637	5,461,071	10,599,300	1,335,700	44,583,316
Total liabilities	5,565,052	6,771,622	2,270,956	5,792,095	2,178,798	22,578,523

	2008
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	15,474,610	15,017,548	4,473,356	7,983,915	(1,041,584)	41,907,845
Cost of sales	(9,745,377)	(12,608,084)	(3,525,265)	(6,496,450)	1,147,141	(31,228,035)
Gross profit	5,729,233	2,409,464	948,091	1,487,465	105,557	10,679,810
Selling expenses	(278,672)	(46,662)	(99,529)	(54,581)	(107)	(479,551)
General and administrative expenses	(1,055,365)	(482,137)	(266,140)	(355,489)	(125,726)	(2,284,857)
Other operating income (expenses)	21,834	(19,969)	(17,140)	21,231	83,656	89,612
Equity in earnings of unconsolidated companies	—	38,233	128,676	(46,397)	2,296	122,808
Operational (Loss) income before financial income (expenses) and taxes	4,417,030	1,898,929	693,958	1,052,229	65,676	8,127,822
Financial income	187,743	51,009	14,875	160,465	69,954	484,046
Financial expenses	(462,421)	(432,082)	(186,431)	(242,744)	(297,104)	(1,620,782)
Exchange variations, net	(1,623,574)	41,880	(21,690)	(85,239)	653,047	(1,035,576)
Gain and losses on derivatives, net	34,550	(5,746)	(1,569)	(51,571)	(38,060)	(62,396)
Income before taxes	2,553,328	1,553,990	499,143	833,140	453,513	5,893,114
Income and social contribution taxes	(617,847)	(496,744)	(44,594)	(215,610)	426,579	(948,216)
Net income	1,935,481	1,057,246	454,549	617,530	880,092	4,944,898

Supplemental information:
Net sales between segments	3,958,745	137,498	22,277	156,159	845,445	5,120,124
Depreciation/amortization	821,196	592,047	112,777	401,818	(31,762)	1,896,076
Investments in associates and jointly-controlled entities	—	390,861	1,184,364	98,267	101,581	1,775,073
Total assets	13,914,090	20,461,185	6,743,450	11,926,723	6,005,066	59,050,514
Total liabilities	7,638,430	11,119,763	2,769,515	6,607,351	5,871,877	34,006,936

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2010	2010	2010	2010	2010
Net sales	15,039,852	3,487,531	11,126,942	1,738,884	31,393,209
Total assets	17,999,525	5,931,001	16,754,876	2,205,858	42,891,260

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2009	2009	2009	2009	2009
Net sales	12,436,068	3,137,088	9,465,451	1,501,443	26,540,050
Total assets	18,466,036	5,461,071	17,943,356	2,712,853	44,583,316

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2008	2008	2008	2008	2008
Net sales	17,722,933	4,473,356	16,646,108	3,065,448	41,907,845
Total assets	22,835,815	6,743,450	25,175,757	4,295,492	59,050,514

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The IFRS standard requires that the Company disclose the revenue per product unless the information is not available and the cost to obtain it would be excessive. Additionally, the management does not consider this information useful for its decision making process, because it would aggregate sales for different markets with different currencies, subject to the effects of exchange rate variances. Pattern of steel consumption and price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, thus the information would not be useful and would not serve to conclude about historical trends and evolutions. According to this scenario and considering that the information of revenue by product is not maintained on a consolidated basis and the cost to obtain the revenue per product would be excessive comparing to the benefits of the information, the Company does not present the revenue by product. The Company has evaluated its systems recently and has come to the conclusion that in order to be able to consolidate its Net Revenues by products it would have to undergo sizable amounts of man-hours of consulting and outsourcing.

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2010	2009
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	24,170,655	24,711,721
Business Interruption	Net income plus fixed expenses	5,370,143	3,471,625
Civil Liability	Industrial operations	206,672	216,686

NOTE 28 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

The Company, took into consideration the items below to perform its impairment test of goodwill and other long-lived assets in December 2010:

•                  Global steel market;

•                  Level of demand for Company products;

•                  Recovery of world economy.

28.1 Goodwill impairment test

The goodwill impairment test allocated to the operating segments is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four operating segments, which represent the lowest level in which the goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 12.

In the second quarter of 2009, the Company performed an impairment test for the goodwill allocated to its operating segments Specialty Steel and North America, because of the negative impact brought by the economic crisis to those segments. The analysis performed identified an impairment loss of R$ 201,657 to the Special Steel segment, in the second quarter of 2009. In the North American segment did not present impairment of goodwill in the second quarter test. The test conducted for all segments in December 2009 showed no further loss for the non recoverability of goodwill.

In December 2010, the Company performed an impairment test for the goodwill on the segments and it was not identified impairment loss for the year.

The projection period for the December 2010 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 11.25% p.a. to the North America segment (12.50% in December, 2009), 12.5% p.a. to the Specialty Steel segment (13.30% in December, 2009), 12.75% p.a. to Latin America segment (13.50% in December, 2009) and 13.0% p.a. to the Brazil segment (13.8% in December, 2009).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 2,126.7 million to the North America segment (R$ 1,208.7 million in December 2009), R$ 2,738.7 million to the Specialty Steel segment (R$ 1,791.7 million in December 2009), R$ 113.3 million to the Latin America segment (R$ 778.1 million in December 2009), and R$ 4,877.7 million to the Brazil segment (R$ 9,142.6 million in December 2009).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 1,378.5 million to the North America segment (R$ 712.6 million in December 2009), R$ 2,293.2 million to the Specialty Steel segment (R$ 1,381.9 million in December 2009), R$ 3,659.1 million to the Brazil segment (R$ 8,085.6 million in December 2009) and an recoverable amount lower than the book value in R$ 182.8 million (recoverable amounts that exceed the book value in R$ 505.5 million in December 2009).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 1,646.3 million to the North America segment (R$ 897.9 million in December 2009), R$ 2,444.2 million to the Specialty Steel segment (R$ 1,532.8 million in December 2009), R$ 4,072.9 million to the Brazil segment (R$ 8,495.0 million in December 2009) and an recoverable amount lower than the book value in R$ 74.9 million for Latin America segment (recoverable amounts that exceed the book value in R$ 604.5 million in December 2009).

It is important to mention that events or significant changes in the panorama may result in relevant impairment of goodwill. As main risks, an eventual deterioration in the steel market, relevant downturn in the automotive and civil construction sectors, stoppage of industrial units of the Company and relevant changes in the economy or financial market that result in increase in the risk perception or reduction in the liquidity and refinancing capacity.

28.2 Other long-lived assets Impairment test

In the second quarter of 2009, the tests performed by the Company identified an impairment of property, plant and equipment in the Specialty Steel segment totaling R$ 218,391, Latin America segment totaling R$ 136,491 and North America segment totaling R$ 71,538, totalizing R$ 426,420. In the third quarter of 2009, the tests identified an impairment of R$ 93,596 in the North America segment. Additionally, the Company recognized other costs related to the closure of some mills, such as employee severance costs, pension plan, etc, totaling R$ 101,469 in the second quarter and R$ 49,238 in the third quarter. No impairment related to property, plant and equipment was recognized in the other quarters of 2009.

The Company also performed impairment tests to other intangible assets in the second quarter of 2009, due do the reduction in the value of customers relationship due to the weak demand originated by the economic difficulties of the automotive industry and as a result of that impairment was recognized in the second quarter in the Specialty Steel segment related to other intangible assets totaling R$ 304,425. No impairment related to other intangible assets was recognized in the other quarters of 2009.

In the second quarter of 2009, the Company recognized impairment related to investments in associates and jointly-controlled entities in the Specialty Steel segment totaling R$ 46,092. No impairment related to investments in associates and jointly controlled entities was recognized in the other quarters of 2009.

During the third and fourth quarters of 2009, the operating segments Specialty Steel and North America had improvements in its main indicators, and the tests conducted for all segments in December 2009 showed no further impairment of others long-lived assets.

In the fourth quarter of 2010, due to the interruption of activities in one of the plants and mainly due to the lack expectation of restart the operations on this unit, the tests identified impairment on Specialty Steel plant in the amount of R $ 68,008.

In addition, the Company also in the specialty steel segment reversed Impairment due to restart the production process in one unit, which had impairment losses recognized in 2009, totaling R $ 218,391. The recoverable amount on fixed assets was defined based on present value, with a discount rate used on impairment test of 12.5% (13.30% in December 2009), in a total of R$ 188,163. The consideration of losses and reversal of recognized losses on fixed assets affected the account “Impairment of assets reversal” in the consolidated income statement. The counter entry for the losses and for the reversal recognized in fixed assets impact in the account “Reversal of impairment losses” in consolidated financial statements.

In the fourth quarter of 2010, also in the Special Steel segment, the Company reverses impairment losses for other intangible assets, due to the reestablishment of the customer relationships value because of the resumption of automotive industry demand, which suffered impairment recognized in 2009, in a total of R$ 304,425. The impairment tests for intangible assets identified the needs to reverse this impairment in a total of R$ 216,191, which is based on the recovery of their customer portfolio, related to the automotive industry. The other intangible assets recoverable amount is their book value and the discount rate used on the impairment test was 12.50% (13.3% in December 2009). The counter entry for the losses and for the reversal recognized in other intangible assets impact in the account “Reversal of impairment losses” in consolidated financial statements.

Despite the circumstances considered in the test indicates an improvement in the economic and steel context, futures uncertainty in the market remain. Therefore, the Company believes that the scenarios used in the impairment test,

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

performed in December are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2011, which will indicate the reasonableness of future projections utilized.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IFRS, the Consolidated Income Statement by nature of expenses is as follows:

	2010	2009	2008
Depreciation and amortization	(1,893,074)	(1,745,319)	(1,896,076)
Expenses with personnel	(4,221,780)	(3,614,853)	(4,230,848)
Raw material and materials and consumption material	(18,246,980)	(15,518,869)	(23,127,829)
Freights	(1,560,456)	(1,183,220)	(1,764,193)
Reversal (impairment) of assets	336,346	(1,072,190)	—
Restructuring costs	—	(150,707)	—
Others expenses	(2,202,167)	(2,299,048)	(2,883,885)
	(27,788,111)	(25,584,206)	(33,902,831)

Classified as:
Cost of sales	(25,873,476)	(22,305,550)	(31,228,035)
Sales expenses	(551,547)	(429,612)	(479,551)
General and administrative expenses	(1,805,914)	(1,714,494)	(2,284,857)
Reversal (impairment) of assets	336,346	(1,072,190)	—
Restructuring costs	—	(150,707)	—
Other operating income	207,320	190,157	205,676
Other operating expenses	(100,840)	(101,810)	(116,064)
	(27,788,111)	(25,584,206)	(33,902,831)

NOTE 30 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include income from short-term investments in the amount of R$ 174,622 (R$ 254,292 in 2009) and interest income and other financial incomes in the amount of R$ 120,941 (R$ 181,944 in 2009).

The amounts recorded as “Financial Expenses” include Interest on the debt in the amount of R$ 919,594 (R$ 992,693 in 2009) and monetary variation and other financial expenses in the amount of R$ 178,039 (R$ 293,675 in 2009)

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an income of R$ 104,364 in 2010 (revenue of R$ 1,060,883 in 2009).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. In 2010, the gains and losses with derivatives, net totaling in an expense of R$ 12,392 (expenses of R$ 26,178 in 2009).

NOTE 31 — SUBSEQUENT EVENTS

I) On February 02, 2011, the Board of Directors authorized the Company to acquire shares of its own issuance in order to attend the Long-Term Incentive Plan, as well as other commitments related to the shares granted by Gerdau Ameristeel plan, using resources supported by retained earnings. On April 02, 2011, the shares acquisition was concluded with 3,100,000 preferred shares acquired, in a total of R$ 70,153.

II) On February 10, 2011, the Company performed the exchange of Gerdau S.A. shares assigned in substitution to the rights of Prontofer and Villares shareholders in the proportion of one common or preferred share issued by Gerdau S.A. for

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

each 22,247601 membership interests in Prontofer held and one preferred share issued by Gerdau S.A. for each 24 common share issued by Villares S.A..

III) On March 02, 2011, the Company announced investment of R$ 2.47 billion to expand the steel and rolled production at the Company’s Cosigua mill located in the Industrial District of Santa Cruz in the state of Rio de Janeiro. The unit’s steel production capacity will be expanded by 50% to reach 1.8 million tonnes per year. A new wire rod and rebar rolling mill with annual installed capacity of 1.1 million tonnes will also be installed, in two stages. The investments, which comply with the most stringent environmental standards, also include the installation of all infrastructure required for expanding the industrial unit.

IV) On March 03, 2011, the Company announced that its current measured, indicated and inferred mineral resources total 2.9 billion tonnes of iron ore, up from the 1.8 billion tonnes announced previously. This increase is due to (i) the new assessments recently conducted of the volumes and iron content of the mineral resources; and (ii) the acquisition of additional areas of land. In this context, and in view of the outlook for commodities in the international market, especially iron ore, the Board of Directors, in a meeting held on March 1, 2011, determined that the Management should conduct further studies to explore alternatives for monetizing part of these resources by evaluating various strategic options.

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